MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

Brilliance China Automotive Holdings Limited (the "Registrant") is furnishing under the cover of Form 6-K:

(1) an announcement of the Registrant (in Chinese and English) dated May 28, 2002 that was published in newspapers in Hong Kong on May 29, 2002 that states that the Directors of the Registrant are not aware of and have not been informed of any of the matters referred to in the Hong Kong Economic Journal article dated May 28, 2002 relating to the Chinese Financial Education Development Foundation, the Registrant's controlling shareholder;

(2) a press release (in Chinese and English) dated May 29, 2002 announcing the approval by the Chinese governmental authorities of the Registrant's "Zhonghua" brand sedan;

(3) Annual report (U.S. version) of the Registrant for 2001;

(4) Notice of annual general meeting of the Registrant to be held in Hong Kong on June 28, 2002 (the "AGM"), dated April 25, 2002.

(5) Circular (in English and Chinese) for ordinary shareholders, dated April 25, 2002, relating to the general mandate to issue and repurchase shares to be voted upon at the AGM;

(6) Circular (in English and Chinese) dated May 21, 2002 relating to adoption of a new share option scheme and proposed amendments to the Registrant's bye-laws to be voted upon at the special general meeting of the Registrant to be held in Hong Kong on June 28, 2002 (the "SGM");

(7) Proxy card for ADR holders relating to the AGM and the SGM of the Registrant; and

(8) Proxy cards (in English and Chinese) for ordinary shareholders relating to the AGM and the SGM of the Registrant.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Directors refer to the press article appearing in today's edition of Hong Kong Economic Journal and wish to state that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

The directors of the Brilliance China Automotive Holdings Limited (the "**Company**") (the "**Directors**") refer to the press article appearing in today's edition of Hong Kong Economic Journal (the "**Article**"), which states among other things, that the government of the People's Republic of China will take back the major assets of the Company and that the Chinese Financial Education Development Foundation (the "**Foundation**") has received a letter from the Bureau of State-owned Assets (the "**Bureau**") claiming that it is entitled to all shareholdings and benefits of the Company. The Directors wish to state that the Company is not aware of and has not been informed by the Foundation of such letter or any proposed action by the Bureau as alleged in the Article. As at the date of this announcement, the Foundation remained the controlling shareholder of the Company and is interested in approximately 39.45% of the issued share capital of the Company. The Directors also wish to state that the Company is not aware of and has not been informed by the Bureau or any other governmental authorities of any proposed action to be taken by any of them which may affect the assets of the Company.

By Order of the Board
Brilliance China Automotive Holdings Limited
Yang Rong
Chairman

Hong Kong SAR, 28 May 2002

香港聯合交易所有限公司對本公佈內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容所產生或因依賴該等內容所引致之任何損失承擔任何責任。

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
（華晨中國汽車控股有限公司）*

（於百慕達註冊成立之有限公司）

公佈

董事茲提述是日刊登於信報內之文章，並擬聲明本公司概不知悉亦無獲通知該文章內所提述之事項。

Brilliance China Automotive Holdings Limited（華晨中國汽車控股有限公司）（「**本公司**」）董事（「**董事**」）茲提述是日刊登於信報內之文章（「**該文章**」），文中載述（其中包括）中華人民共和國政府將會收回本公司的主要資產，以及中國金融教育發展基金（「**該基金**」）收到國有資產管理局（「**國有資產管理局**」）之函件，聲稱其擁有本公司全部股權及其權益。董事擬聲明，本公司概不知悉亦無獲該基金通知該函件之存在或該文章所報稱的國有資產管理局擬採取之任何行動。於本公佈發出當日，該基金仍是本公司之控權股東，擁有本公司已發行股本約39.45%之權益。董事亦擬聲明本公司概不知悉亦無獲國有資產管理局或任何其他政府當局通知有關彼等任何一方擬採取任何可影響本公司資產的行動。

承董事會命
華晨中國汽車控股有限公司
主席
仰融

香港，二零零二年五月二十八日

* 僅供識別

WEBER SHANDWICK
WORLDWIDE

FOR IMMEDIATE RELEASE

For further information contact:

Xiaoan Wu
Brilliance China Automotive
Holdings Limited
(+852) 2523-7227

Mike Wong
Weber Shandwick
Worldwide (HK) Ltd.
(+852) 2533-9922

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED OBTAINS CHINESE GOVERNMENT APPROVAL TO PRODUCE AND SELL "ZHONGHUA" SEDANS

(HONG KONG, MAY 29, 2002) Brilliance China Automotive Holdings Limited (the "Company") (NYSE: CBA; SEHK: 1114) announced today that the Company's 51% subsidiary, Shenyang JinBei Passenger Vehicle Manufacturing Co. Ltd. ("Shenyang Automotive") received formal approval from the Chinese Government to produce and sell its "Zhonghua" brand passenger sedan.

The Company's management believes that the "Zhonghua" sedan will allow Shenyang Automotive, which has historically produced only minibuses, to expand into a new product segment that will enable it to better benefit from the long-term growth in the Chinese automobile market.

To ensure the successful launch of the "Zhonghua" sedan, Shenyang Automotive, working with the engineers that form the technical assistance team provided by Germany's BMW AG, is currently fine tuning the production and quality assurance processes at its sedan manufacturing facilities in Shenyang, and establishing a national sales network in China to provide sales and after-sales services for the new "Zhonghua" sedan. The "Zhonghua" sedan is expected to be available for sale in China starting in the second half of 2002.

※ ※ ※ ※ ※

The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial centre of northeastern region of China, is the leading manufacturer and distributor of minibuses in China. In October 1992, the Company became the first with operations solely in China to list directly on the New York Stock Exchange. In October 1999, the Company successfully listed on The Stock Exchange of Hong Kong Limited.

WEBER SHANDWICK
WORLDWIDE

新聞稿

華晨中國汽車控股有限公司
獲中國政府批准生產及銷售「中華」牌轎車

(香港，二零零二年五月二十九日) 華晨中國汽車控股有限公司(「該公司」，紐約證券交易所股票代號：CBA；香港交易所股票代號：1114) 今天宣佈其擁有百分之五十一股權之瀋陽金杯客車製造有限公司(「瀋陽客車」) 已獲中國政府正式批准，生產及銷售「中華」牌轎車。

該公司管理層相信「中華」牌轎車將使以往只生產輕型客車的瀋陽客車得以擴展市場新產品，受惠於中國汽車市場的長遠增長。

為確保「中華」牌轎車成功推向市場，瀋陽客車與德國 BMW AG 組織的技術支援隊伍共同努力，正於瀋陽的轎車生產基地改進提高「中華」牌轎車的生產及質量保證工藝，並且建立一個全國性的銷售網絡，為「中華」牌轎車提供優秀的銷售及售後服務。「中華」牌轎車預計於 2002 年下半年開始在中國市場推出。

*****

該公司在百慕達註冊，於 1992 年成立，擁有在 1991 年成立的中外合資企業—瀋陽客車的百分之五十一股權。瀋陽客車位於遼寧省省會及中國東北地區商業中心的瀋陽，為中國輕型客車製造及經銷商之翹楚。在 1992 年 10 月，該公司成為第一家營運全在中國的公司直接於紐約證券交易所上市，並於 1999 年 10 月成功在香港聯合交易所上市。

傳媒查詢：

吳小安
華晨中國汽車控股有限公司
(852) 2523 7227

黃明偉
萬博宣偉香港
(852) 2533 9922


金杯海獅

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED




金杯海獅

Annual Report 2001

Financial Overview

(Amounts in thousands of Renminbi, except for ADS data)	**Year ended and as of December 31, 2001 RMB**	Year ended and as of December 31, 2000 RMB	Year ended and as of December 31, 1999 RMB
Income Statement Data:			
Net Income	**887,077**	870,030	649,019
Sales	**6,218,436**	6,306,430	4,351,169
Basic earnings per ADS in US$	**US$3.0246**	US$3.3359	US$2.9077
Diluted earnings per ADS in US$	**US$3.0246**	US$3.2387	N/A
Weighted average number of ADSs used in calculating basic earnings per ADS	**35,335,529**	31,514,189	26,956,929
Weighted average number of ADSs used in calculating diluted earnings per ADS	**35,335,529**	32,459,818	N/A
Balance Sheet Data:			
Total assets	**11,696,523**	10,552,355	7,032,728
Equity	**5,419,803**	3,836,305	2,548,997

Notes:

1. The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the year. The effect of the stock split on April 14, 2000 has been reflected retrospectively for the purpose of earnings per ADS computation. The weighted average number of ADSs outstanding for the years ended December 31, 2001, 2000 and 1999 were 35,335,529, 31,514,189 and 26,956,929 respectively.

2. The diluted earnings per ADS for the year was calculated based on the weighted average number of common stock mentioned above and adjusted for all dilutive potential common stock outstanding during the year. For the year ended December 31, 2001, the effect of the assumed conversion of all potential common stock outstanding is anti-dilutive. The weighted average number of ADSs for the year ended December 31, 2000 was 32,459,818 shares after taking into account the effect of the weighted average number of shares deemed to be issued at no consideration if all outstanding share options during the year had been exercised. Diluted earnings per ADS information has not been presented for 1999 as there were no dilutive potential common stocks outstanding for the year ended 1999.

3. On April 14, 2000, the Company's shares traded on the New York Stock Exchange Inc. were converted to ADSs at a ratio of 100 shares to 1 ADS. The calculation of earnings per ADS is based on the adjusted weighted average number of ADSs outstanding during the years presented. The weighted average number of ADSs outstanding is calculated based on the assumptions that the ADSs had been in existence throughout all the years presented and that all of the outstanding common stock were held in the form of ADSs (at the ratio of 100 shares for each ADS).

Brilliance China Automotive Holdings Limited (the "Company"), established in 1992, owns a 51% interest in Shenyang JinBei Passenger Vehicle Manufacturing Company Limited ("Shenyang Automotive"), a Sino-foreign equity joint venture enterprise established in 1991. Shenyang Automotive is located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of the People's Republic of China ("China"). Shenyang Automotive is the leading manufacturer and distributor of minibuses in China, and is also the only minibus manufacturer in China with access to Toyota technology. In October 1992, the Company became the first company with operations solely in China to list directly on the New York Stock Exchange. In October 1999, the Company successfully listed on The Stock Exchange of Hong Kong Limited.



RONG YANG
Chairman, President and Chief Executive Officer

Dear Shareholders:

In this challenging year of 2001, we have still achieved a 5.0% increase in unit sales volume. We have maintained our leadership position in the Chinese minibus market despite unprecedented competition, both foreign and domestic. Due to our long-standing efforts to provide more variety, better quality and improved services to our customers, the "JinBei" brand has become the proud symbol of quality in the Chinese minibus market.

We have maintained our position as the most profitable minibus manufacturer in China, since we took over the management of Shenyang Jinbei Passenger Vehicle Manufacturing Company Limited (hereinafter "Shenyang Automotive").

China's accession to the World Trade Organization in November 2001 marked the beginning of a new era for the automotive industry in China. With the gradual reduction in tariffs, competition in the Chinese market is expected to intensify. These challenges have compelled us to further improve our current operations so as to bring better value to our shareholders.

Chairman's Statement

On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota Motor Corporation for the transfer of technology relating to the fifth generation of the Toyota minibus, the GRANVIA. Pre-production is scheduled to begin in the second half of 2002 and commercial production will be launched one year later. The Zhong Hua Sedan, designed by the world - renowned Italdesign, is under pre-production and is due to be launched to the market once final approval is obtained from the Chinese governmental authorities. In addition, we are currently in negotiations with several foreign automobile manufacturers regarding the production of automobiles for the growing Chinese automotive market at our existing facilities.

We believe that the addition of the above-mentioned new products in the current year and beyond is an essential element in our overall strategy. Looking into the future, the management remain confident that our current product strategy, combined with the united efforts of our employees, will enable us to provide good value to our shareholders for many years to come.

Last but not least, I would like to express my heartfelt gratitude to our staff and shareholders for their continued support.

Rong Yang

Chairman

April 18, 2002


金杯海狮

Satisfying Market Demand by Rolling Out New Products



In the face of increased competition arising from emerging new models and players in the Chinese minibus market, Brilliance China Automotive, through its subsidiary Shenyang Automotive, has readjusted its product strategy by offering more new minibus models and upgrading its product line-up in order to sustain its market share and solidify its competitive edge.

Our high-end products have been further improved and our low-end models modified to incorporate more user-friendly features to meet diversified customer demands. In the Deluxe line, the SY6500B2C, a locally developed model that is based on the Toyota 441N, is equipped with an anti-lock braking system, improved helix rear suspension and refined interior trim. It has the highest technical content among our product lines. To serve a wider customer group, we also offer the SY6480B2CH AURORA, a version derived from the above model but with more local content, as a lower priced




沈阳
SHENYANG


JINBEI

alternative. Our SY6480 A2-E SHUTTLER, which features a multi-point injection (MPI) system and improved air conditioning and seats, can be used as both a passenger and goods vehicle.

In 2001, we introduced 14 new models to the market. As a result, Shenyang Automotive has further consolidated its position in the marketplace while continuing to offer competitive prices.

On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota for the technology transfer of the fifth generation of the Toyota minibus — the GRANVIA — which is scheduled to start pre-production in 2002 and commercial production in the second half of 2003. The development of the GRANVIA is supported by a strong technical team from Toyota.

Our new Zhong Hua sedan, designed by Italdesign, a leading automotive design firm, is under pre-production and due to reach the market once approval is granted from the relevant Chinese governmental authorities.

Shenyang Automotive is currently in negotiation with foreign automobile manufacturers regarding the production of new vehicles for the Chinese market at its existing sedan facility.


2.4EFI
ABS



PROMOTING PRODUCT SALES THROUGH

As part of its efforts to increase sales volume and market share, Shenyang Automotive continuously refines its products, pricing policies and promotions in order to meet the market competition that has intensified since China's entry into the World Trade Organization.



As of the end of 2001, Shenyang Automotive had established over 30 authorized 4S (sales, service, spare parts and survey) dealership outlets, which are entitled to special dealership margins in return for their efforts in promoting the "JinBei" brand and offering uniform services. As a result, sales of JinBei minibuses increased in each sales region across China. This system has helped to harness the competition within the sales networks in order to increase service quality while avoiding irregular pricing practices and cross-territory sales, which had led in the past to customer uncertainty.


APEC会议金杯海狮保障车
特约维修
汽车用品，纯正金杯配件

IMPROVED SERVICE



Shenyang Automotive has focused intensively on promoting its Corporate Identity System among its 83 first tier dealers (including 73 authorized dealership outlets), 262 second tier dealers and hundreds of retailers, and at the same time has revoked sales authorization from those dealers that have not continued to meet the company's qualifications.

In 2001, Shenyang Automotive's strategy of actively targeting sales channels in China's western regions, which have historically shown low sales performance, resulted in an average growth rate in sales of 14% in those areas, twice as much as other regions.

Shenyang Automotive's sales department established 21 Regional Distribution Centers (RDCs) in order to significantly shorten delivery lead-times. Also, by utilizing transportation methods such as trucking, rail and shipping, we ensure that most vehicles are not driven until they reach the end users. In 2001, over 95% finished products were delivered to customers with zero mileage.

To date, 217 of Shenyang Automotive's 236 authorized service stations offer 24-hour service. In addition, ten spare parts RDCs are located across the country to address maintenance requirements and assure the supply of genuine components in their localities. A 24-hour service hot line, together with over 100 on-call repair vans, has also been put into use for rapid on-site services.

Senior Executives of the Company



Xiaoan Wu
Vice Chairman,
Executive Vice President,
Chief Financial Officer



Qiang Su
Director,
Executive Vice President



Lloyd Xing Hong
Director,
Executive Vice President



Maozeng Yang
Director,
Vice President,
Chief Accounting Officer



Tao He
Director,
Vice President

15

2001 Financial Results

Financial Highlights

The following table presents selected consolidated financial information of the Company as of and for the years ended December 31, 2001, 2000 and 1999. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective financial statements and the accompanying notes thereto.

Selected Consolidated Financial Information of the Company

(Amounts in thousands)	**Year ended and as of December 31, 2001 RMB**	**Year ended and as of December 31, 2000 RMB**	**Year ended and as of December 31, 1999 RMB**
Income Statement Data:			
Sales	6,218,436	6,306,430	4,351,169
Cost of sales	4,307,988	4,436,155	2,866,202
Selling and administrative expenses	740,684	643,432	524,284
Net income	887,077	870,030	649,019
Balance Sheet Data:			
Total assets	11,696,523	10,552,355	7,032,728
Current assets	6,127,118	6,076,716	4,782,337
Current liabilities	5,741,741	6,177,695	3,541,336
Equity	5,419,803	3,836,305	2,548,997
Cash Flow Statement Data:			
Capital expenditures	782,520	1,016,207	929,883
Depreciation and amortization	118,122	114,007	81,797
Net cash flows from operations	1,409,438	3,017,372	2,059,984
Net cash flows used in investing activities	(1,398,816)	(2,833,243)	(2,894,203)
Net cash flows (used in) provided by financing activities	(128,434)	(218,167)	1,489,685

The unified exchange rate quoted by the People's Bank of China for 2001, 2000 and 1999 remained at US$1 = RMB8.28 throughout these periods.

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this Annual Report.

OVERVIEW

The Company is a holding company whose principal operating asset is its majority interest in Shenyang Automotive. Historically, the Company has derived its revenues from Shenyang Automotive's sales of minibuses in China. As a result, the Company's results of operations have been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive's minibuses. In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming Machinery Industrial Co., Ltd. ("Ningbo Yuming"), a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd. ("Mianyang Xinchen"), a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Shenyang XingYuanDong Automobile Component Co., Ltd. ("Xing Yuan Dong"), Ningbo Brilliance Ruixing Auto Components Co., Ltd. ("Ruixing") and Mianyang Brilliance Ruian Automotive Components Co., Ltd. ("Ruian"), respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., ("Xinguang"), a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interest in Shenyang Brilliance Dongxing Automotive Component Co., Ltd. ("Dongxing"), a foreign-invested manufacturer of automotive components in the PRC. As a result, the Company's future financial performance may diverge from that of Shenyang Automotive.

PRODUCTION VOLUMES AND SALES

Shenyang Automotive derives its revenues from the sale of the Deluxe, Mid-priced and, until the end of 1999, Standard Minibus. For the years ended December 31, 2001, 2000 and 1999, revenues from the sale of such products in China were RMB5,974.4 million, RMB5,862.0 million, and RMB4,281.6 million, respectively. The principal factor behind the increase in sales revenue was the competitive pricing and the offering of more minibus models and features by Shenyang Automotive.

The Mid-priced Minibus has proven to be Shenyang Automotive's most popular and competitive product. Sales of Deluxe and Mid-priced Minibuses represented 26.8% and 73.2%, respectively, of Shenyang Automotive's total sales revenue in 2001. The Company expects that the Mid-priced Minibus will continue to grow as a percentage of Shenyang Automotive's unit sales and total sales revenue in 2002, while sales of the Deluxe Minibus are still expected to represent a significant proportion of total sales revenue.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Consolidated net sales of the Company and its operating subsidiaries, Shenyang Automotive, Ningbo Yuming, Xing Yuan Dong, Ruixing, Ruian and Dongxing for the year ended December 31, 2001, decreased 1.4% to RMB6,218.4 million from RMB6,306.4 million for the year ended December 31, 2000. The decrease in sales was primarily attributable to the price reduction of Shenyang Automotive's minibuses and the slight decrease in unit sales of the Deluxe Minibus.

Shenyang Automotive sold a total of 63,009 minibuses in 2001, a 5.0% increase over the 60,018 minibuses sold in 2000. Shenyang Automotive sold 53,356 of its Mid-priced Minibuses in 2001, a 7.0% increase over the 49,873 units sold in 2000. Unit sales of the Deluxe Minibus decreased 4.8% from 10,145 units in 2000 to 9,653 units in 2001.

18

Cost of sales, including depreciation and amortization, decreased 2.9% to RMB4,308.0 million in 2001 from RMB4,436.2 million in 2000. This decrease was primarily due to our continued efforts to reduce the cost of domestic components used in our minibuses.

Operating income of the Company decreased 4.6% to RMB1,169.8 million in 2001 from RMB1,226.8 million in 2000. The decrease was due primarily to the significant increase in selling and administrative expenses and the additional pre-operation expenses and depreciation of the buildings relating to the planned sedan production. Selling and administrative expenses rose 15.1% to RMB740.7 million in 2001 from RMB643.4 million in 2000, and as a percentage of sales increased from 10.2% in 2000 to 11.9% in 2001. Income before income taxes and minority interest decreased 16.9% to RMB1,213.3 million in 2001 from RMB1,459.4 million in 2000. Income taxes decreased to RMB116.3 million in 2001 from RMB316.3 million in 2000 due to the reduction in the enterprise income tax rate for Xing Yuan Dong to 7.5% in 2001 from 33% in 2000.

As a result of the performance of Shenyang Automotive, and taking into account the earnings from the Company's operating subsidiaries and associated companies, the Company's net income increased 2.0% to RMB887.1 million in 2001 from RMB870.0 million in 2000. Based on the adjusted weighted average number of ADSs outstanding, basic earnings per ADS were US$3.02 in 2001, a 9.1% decrease over the basic earnings of US$3.34 per ADS for 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Consolidated net sales of the Company and its operating subsidiaries, for the year ended December 31, 2000, increased 44.9% to RMB6,306.4 million from RMB4,351.2 million for the year ended December 31, 1999. The increase in sales was primarily attributable to the increase in the unit sales of Shenyang Automotive's Mid-priced Minibus as well as the strong sales of the Deluxe Minibus.

Shenyang Automotive sold a total of 60,018 minibuses in 2000, a 42.2% increase over the 42,199 minibuses sold in 1999. Shenyang Automotive sold 49,873 of its Mid-priced Minibuses in 2000, a 48.7% increase over the 33,547 units sold in 1999. Unit sales of the Deluxe Minibus increased 37.3% from 7,387 units in 1999 to 10,145 units in 2000. Shenyang Automotive discontinued production and sale of its lower end Standard Minibus at the end of 1999.

Cost of sales, including depreciation and amortization, increased 54.8% to RMB4,436.2 million in 2000 from RMB2,866.2 million in 1999. This increase was due primarily to an increase in unit output and expenses incurred in upgrading the specifications of the products.

Operating income of the Company increased 27.7% to RMB1,226.8 million in 2000 from RMB960.7 million in 1999. This increase was due primarily to contributions from Xing Yuan Dong and Ningbo Yuming, as well as increased sales of minibuses. Selling and administrative expenses rose 22.7% to RMB643.4 million in 2000 from RMB524.3 million in 1999, and as a percentage of sales declined from 12.1% in 1999 to 10.2% in 2000. Income before income taxes and minority interests increased 43.7% to RMB1,459.4 million in 2000 from RMB1,015.5 million in 1999. Income taxes increased to RMB316.3 million in 2000 from RMB72.2 million in 1999 due to increased taxable profits. However, a subsidy of RMB181.6 million was granted by the Administrative Committee of Shenyang New and High-Tech Industrial Zone for the year ended December 31, 2000.

As a result of the strong performance of Shenyang Automotive, and taking into account the earnings from the Company's operating subsidiaries and associated companies, the Company's net income increased 34.1% to RMB870.0 million in 2000 from RMB649.0 million in 1999. The Company converted its New York Stock Exchange-traded shares to American depositary shares ("ADSs") in April 2000. Basic earnings per ADS were US$3.34 in 2000, compared to basic earnings of US$2.91 per ADS for 1999. Diluted earnings per ADS (which takes into account the potential dilutive effect of outstanding stock options) were US$3.24 in 2000.

19

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

As of December 31, 2001, the Company had RMB3,146.0 million in cash, cash equivalents and short-term bank deposits, an increase of RMB410.1 million from its position as of December 31, 2000. This increase was mainly due to the increased percentage of payments in the form of cash and checks from Shenyang Automotive's customers.

Inventory levels decreased from RMB795.6 million at the end of 2000 to RMB627.0 million at year-end 2001. This resulted from the sale in 2001 of the Deluxe and Mid-priced Minibuses produced prior to the end of 2000 in anticipation of the temporary shut-down of the production line for planned renovations in the following month.

Accounts receivable decreased to RMB24.1 million in 2001 from RMB27.0 million in 2000. The decrease mainly resulted from the payment of most of the receivables that had been outstanding at the end of 2000.

Debt Changes

In 2001, Shenyang Automotive continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2001, direct bank borrowings amounted to RMB405.5 million, a decrease of RMB641.7 million from RMB1,047.2 million as of December 31, 2000. The bank loans were either secured by equipment and/or properties or unsecured, with maturity periods of less than one year. Shenyang Automotive believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements.

Capital Expenditures

Shenyang Automotive's capital expenditures were RMB782.5 million in 2001, a decrease of RMB233.7 million from the 2000 figure. This decrease occurred primarily because the major portion of expenditures with respect to increasing production capacity and financing the expansion plans were incurred in the previous year.

Foreign Currency Requirements

Shenyang Automotive will require approximately US$100 million to purchase imported components from Toyota of Japan in 2002. This estimate is based upon Shenyang Automotive's 2002 production plans and the level of domestic content expected for its Deluxe and Mid-priced Minibuses in 2002. The Company believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2002.

Report of Independent Public Accountants

To the Shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders' equity for the years ended December 31, 2001, 2000 and 1999, expressed in Chinese Renminbi ("RMB"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with generally accepted accounting principles in the United States of America.

ARTHUR ANDERSEN & CO
Hong Kong

April 25, 2002

21.

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31, 2001, 2000 and 1999

	Year ended December 31,		
(Expressed in thousands of RMB, except for share and ADS data)	**2001**	2000	1999
Sales to third parties	**2,552,780**	638,513	1,431,899
Sales to affiliated companies	**3,665,656**	5,667,917	2,919,270
Total sales	**6,218,436**	6,306,430	4,351,169
Cost of sales	**(4,307,988)**	(4,436,155)	(2,866,202)
Gross profit	**1,910,448**	1,870,275	1,484,967
Selling and administrative expenses	**(740,684)**	(643,432)	(524,284)
Operating income	**1,169,764**	1,226,843	960,683
Equity in earnings of associated companies, net	**40,043**	62,264	45,429
Subsidy income	**—**	181,600	—
Other income (expenses), net	**3,456**	(11,281)	9,400
Income before income taxes and minority interests	**1,213,263**	1,459,426	1,015,512
Income taxes	**(116,250)**	(316,337)	(72,227)
Income before minority interests	**1,097,013**	1,143,089	943,285
Minority interests in consolidated subsidiaries	**(209,936)**	(273,059)	(294,266)
Net income and comprehensive income	**887,077**	870,030	649,019
Basic earnings per share in RMB	**RMB0.2510**	RMB0.2761	RMB0.2408
Basic earnings per share in US$	**US$0.0302**	US$0.0334	US$0.0291
Basic earnings per ADS in US$	**US$3.0246**	US$3.3359	US$2.9077
Diluted earnings per share in RMB	**RMB0.2510**	RMB0.2680	N/A
Diluted earnings per share in US$	**US$0.0302**	US$0.0324	N/A
Diluted earnings per ADS in US$	**US$3.0246**	US$3.2387	N/A

The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

22

Consolidated Balance Sheets

As of December 31, 2001 and 2000

(Expressed in thousands of RMB)	December 31, 2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	1,220,226	1,338,038
Short-term bank deposits	1,925,805	1,397,883
Notes receivable	235,167	129,578
Notes receivable from affiliated companies	686,869	449,679
Accounts receivable, net	24,107	27,037
Due from affiliated companies	596,937	101,763
Inventories, net	626,969	795,631
Other receivables	172,703	998,279
Prepayments and other current assets	339,949	230,021
Advances to affiliated companies	298,386	608,807
Total current assets	6,127,118	6,076,716
Property, plant and equipment	3,104,006	2,487,928
Intangible asset	681,100	681,100
Investments in associated companies	1,313,586	1,062,712
Goodwill	414,464	229,397
Long-term advances to an affiliated company	44,804	—
Other assets	11,445	14,502
Total assets	11,696,523	10,552,355

Consolidated Balance Sheets *(Continued)*

As of December 31, 2001 and 2000

(Expressed in thousands of RMB)	December 31, 2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank loans	**405,500**	1,047,229
Notes payable	**3,300,000**	3,567,318
Accounts payable	**666,216**	472,068
Due to affiliated companies	**492,079**	429,606
Customer advances	**83,559**	37,773
Other payables	**385,661**	349,524
Dividends payable	**46,452**	1,747
Accrued expenses and other current liabilities	**73,730**	65,630
Taxes payable	**234,268**	154,489
Advances from affiliated companies	**54,276**	52,311
Total current liabilities	**5,741,741**	6,177,695
Minority interests	**534,979**	538,355
SHAREHOLDERS' EQUITY:		
CAPITAL STOCK		
Common stock (3,666,052,900 and 3,348,052,900 shares outstanding as of December 31, 2001 and December 31, 2000 respectively)	**303,194**	276,891
Additional paid-in capital	**2,137,641**	1,432,217
Other comprehensive income	**39,179**	39,179
Dedicated capital	**71,356**	5,191
Retained earnings	**2,868,433**	2,082,827
Total shareholders' equity	**5,419,803**	3,836,305
Total liabilities and shareholders' equity	**11,696,523**	10,552,355

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

	Year ended December 31,		
(Expressed in thousands of RMB)	**2001**	2000	1999
Cash flows from operating activities:			
Net income	**887,077**	870,030	649,019
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**111,922**	106,683	74,048
Amortization of goodwill in subsidiaries and other assets	**6,200**	7,324	7,749
Minority interests in consolidated subsidiaries	**209,936**	273,059	294,266
Provisions for doubtful debts and inventory obsolescence	**4,352**	5,227	28,230
Provision for doubtful debts written back	**(19,147)**	—	—
Provision for impairment losses	**30,950**	—	—
Loss on disposal of fixed assets	**4,539**	271	468
VAT and sales tax refunds	**—**	—	(8,336)
Amortization of deferred compensation expenses	**15,461**	88,264	—
Equity in earnings of associated companies, net	**(40,043)**	(62,264)	(45,429)
(Increase) Decrease in operating assets net of effects from the purchase of subsidiaries in 2001 and 1999:			
Accounts receivable, net	**8,566**	25,397	22,518
Notes receivable	**(93,090)**	(85,796)	484,921
Notes receivable from affiliated companies	**(237,190)**	(102,211)	(347,468)
Due from affiliated companies	**(477,136)**	(28,082)	(27,631)
Inventories	**168,639**	(419,088)	(91,942)
Other receivables	**826,859**	(816,588)	181,690
Prepayments and other current assets	**(109,967)**	297	(190,154)
Increase (Decrease) in operating liabilities net of effects from the purchase of subsidiaries in 2001 and 1999:			
Accounts payable	**181,361**	13,182	94,292
Due to affiliated companies	**133,968**	84,654	207,253
Notes payable	**(267,318)**	3,166,015	401,303
Customer advances	**45,786**	(75,036)	100,284
Other payables	**33,251**	155,727	97,338
Accrued expenses and other current liabilities	**8,317**	(29,373)	32,266
Taxes payable	**(23,855)**	(160,320)	95,299
Net cash provided by operating activities	**1,409,438**	3,017,372	2,059,984

The accompanying notes are an integral part of these consolidated statements of cash flows.

25.

Consolidated Statements of Cash Flows *(Continued)*

For the years ended December 31, 2001, 2000 and 1999

(Expressed in thousands of RMB)	Year ended December 31, 2001	2000	1999
Cash flows from investing activities:			
Capital expenditures	**(782,520)**	(1,016,207)	(929,883)
Proceeds from disposal of fixed assets	**25,085**	179	27,486
Increase in short-term bank deposits	**(527,922)**	(545,993)	(745,890)
Decrease (Increase) in advances to affiliated companies	**90,566**	(1,054,528)	(1,169,376)
Increase in other assets	**—**	(1,194)	(1,154)
Increase in deposits for an investment	**—**	—	(24,560)
Net cash acquired from the purchase of a subsidiary	**6,805**	—	12,432
Dividends from an associated company	**—**	42,434	22,225
Increase in investments in associated companies	**(480,000)**	(16,635)	(60,613)
Decrease (Increase) in advances to associated companies	**269,170**	(241,299)	(24,870)
Net cash used in investing activities	**(1,398,816)**	(2,833,243)	(2,894,203)
Cash flows from financing activities:			
(Decrease) Increase in short-term bank loans	**(641,729)**	(543,631)	908,433
Increase in advances from affiliated companies	**1,965**	30,656	20,882
Capital injection by a minority shareholder	**—**	—	31,006
Proceeds from issuance of common stock	**716,266**	345,190	655,550
Payment in lieu of stock split	**—**	—	(4)
Dividends paid	**(35,306)**	(21,690)	(4,043)
Dividends paid to joint venture partners	**(169,630)**	(28,692)	(122,139)
Net cash (used in) provided by financing activities	**(128,434)**	(218,167)	1,489,685
Net (decrease) increase in cash and cash equivalents	**(117,812)**	(34,038)	655,466
Cash and cash equivalents, beginning of year	**1,338,038**	1,372,076	716,610
Cash and cash equivalents, end of year	**1,220,226**	1,338,038	1,372,076

The accompanying notes are an integral part of these consolidated statements of cash flows.

26

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2001, 2000 and 1999

(Expressed in thousands of RMB, except for share data)	Supervoting Common Stock		Common Stock							
	Number of Shares Issued	Amount	Number of Shares Issued	Amount	Additional Paid-in Capital	Deferred Compensation	Accumulated foreign currency translation adjustment	Dedicated Capital	Retained Earnings	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 1998	12,328,304	813	5,063,000	362	618,933	—	39,179	5,191	592,212	1,256,690
Capitalization of additional paid-in capital for stock split on July 12, 1999	6,164,125	510	2,531,500	210	(720)	—	—	—	—	—
Payment in lieu of stock split	—	—	—	—	(4)	—	—	—	—	(4)
Capitalization of additional paid-in capital for stock split on September 24, 1999	73,969,716	6,123	30,378,000	2,514	(8,637)	—	—	—	—	—
Conversion of Supervoting Common Stock	(92,462,145)	(7,446)	92,462,145	7,446	—	—	—	—	—	—
Issuance of new shares	—	—	21,750,000	1,800	653,750	—	—	—	—	655,550
Net income	—	—	—	—	—	—	—	—	649,019	649,019
Dividends declared	—	—	—	—	—	—	—	—	(12,258)	(12,258)
Balance at December 31, 1999	—	—	152,184,645	12,332	1,263,322	—	39,179	5,191	1,228,973	2,548,997
Deferred compensation related to stock options	—	—	—	—	88,264	(88,264)	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	—	—	88,264	—	—	—	88,264
Stock split of 19 shares for 1 share on April 14, 2001	—	—	2,891,508,255	239,370	(239,370)	—	—	—	—	—
Exercise of employee stock options	—	—	304,360,000	25,189	320,001	—	—	—	—	345,190
Net income	—	—	—	—	—	—	—	—	870,030	870,030
Dividend declared	—	—	—	—	—	—	—	—	(16,176)	(16,176)
Balance at December 31, 2000	—	—	3,348,052,900	276,891	1,432,217	—	39,179	5,191	2,082,827	3,836,305
Issuance of shares	—	—	318,000,000	26,303	689,963	—	—	—	—	716,266
Deferred compensation related to stock options	—	—	—	—	15,461	(15,461)	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	—	—	15,461	—	—	—	15,461
Net income	—	—	—	—	—	—	—	—	887,077	887,077
Transfer to dedicated capital	—	—	—	—	—	—	—	66,165	(66,165)	—
Dividend declared	—	—	—	—	—	—	—	—	(35,306)	(35,306)
Balance at December 31, 2001	—	—	3,666,052,900	303,194	2,137,641	—	39,179	71,356	2,868,433	5,419,803

The accompanying notes are an integral part of these consolidated statements of changes in shareholders' equity.

27

Notes to Consolidated Financial Statements

(Amounts expressed in RMB unless otherwise stated)

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT

Brilliance China Automotive Holdings Limited (the "Company") was incorporated in Bermuda on June 9, 1992 with limited liability. The Company's ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited respectively.

The Company is an investment holding company. The principal activities of the Company's subsidiaries are manufacturing and selling of minibuses and automotive components.

Details of the Company's principal subsidiaries as of December 31, 2001 are as follows:

Name	Place of establishment/ incorporation	Percentage of equity interest/voting right attributable to the Company		Principal activities
		Directly	Indirectly	
Shenyang JinBei Passenger Vehicle Manufacturing Company Limited ("Shenyang Automotive")	Shenyang, the PRC	51%	—	Minibus manufacturing, assembly and sales
Ningbo Yuming Machinery Industrial Co., Ltd. ("Ningbo Yuming")	Ningbo, the PRC	—	51%	Manufacturing and sales of automotive components
Shenyang XingYuanDong Automobile Component Co., Ltd. ("Xing Yuan Dong")	Shenyang, the PRC	100%	—	Manufacturing and trading of automotive components
Shenyang Jianhua Motors Engine Co., Ltd.	Shenyang, the PRC	—	100%	Manufacturing and trading of automotive components
Ningbo Brilliance Ruixing Auto Components Co., Ltd. ("Ningbo Ruixing")	Ningbo, the PRC	100%	—	Manufacturing of automotive components
Mianyang Brilliance Ruian Automotive Components Co., Ltd. ("Mianyang Ruian")	Mianyang, the PRC	100%	—	Manufacturing and trading of automotive components
Shenyang Brilliance Dongxing Automotive Component Co., Ltd. ("Dongxing Automotive")	Shenyang, the PRC	—	100%	Manufacturing and trading of automotive components
Shenyang Xingchen Automotive Seats Co., Ltd. ("Xingchen Automotive Seats")	Shenyang, the PRC	—	90%	Manufacturing and trading of automotive components

Notes to Consolidated Financial Statements *(Continued)*

(Amounts expressed in RMB unless otherwise stated)

In June 2000, the Company established Ningbo Ruixing in the PRC as a wholly-owned subsidiary of the Company. Ningbo Ruixing is principally engaged in the manufacturing and trading of automotive components. In 2000, 100% of Ningbo Ruixing's sales were made to Shenyang Automotive and 100% of Ningbo Ruixing's purchases were made from Ningbo Yuming.

In July 2000, the Company established Mianyang Ruian in the PRC as a wholly-owned subsidiary of the Company. Mianyang Ruian is principally engaged in manufacturing and trading of automotive components. In 2000, 100% of Mianyang Ruian's sales were made to Mianyang Xinchen Engine Co., Ltd. ("Mianyang Xinchen"), an associated company.

In December 2000, the Company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of China Brilliance Automotive Components Group Limited ("Automotive Components"). Automotive Components is an investment holding company incorporated in Bermuda. The principal assets of Automotive Components is a 50% interest in the registered capital of Shenyang Xinguang Brilliance Automotive Engine Co., Ltd. ("Xinguang Brilliance"), a Sino-foreign equity joint venture established in the PRC whose principal products are gasoline engines for the use in passenger vehicles and light duty trucks.

In December 2001, the Company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited ("Key Choices") at a consideration of approximately RMB278 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and 90% equity interest in the registered capital of Xingchen Automotive Seats. Dongxing Automotive is a foreign invested enterprise established in the PRC whose principal products are automotive components for the use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 and principally engaged in the manufacturing of automotive seats.

In December 2001, Xing Yuan Dong entered into an agreement with two affiliated companies to establish China Zhengtong Investment Holdings Co., Ltd. ("Zhengtong"). Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to RMB480 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong's principal activity is investment holding.

Details of the Group's investment in associated companies are included in Note 13.

For the years ended December 31, 2001 and 2000, approximately 42% and 1% respectively of the consolidated revenue was generated from Shanghai Yuantong Automobile Sales and Service Company Limited, an affiliated company. For the year ended December 31, 2001, 2000 and 1999, approximately 15%, 76% and 65% of the consolidated revenue was generated from Shanghai Brilliance Group Co., Ltd., also an affiliated company.

The Company's operations consist mainly of its equity interests in subsidiaries which conduct their operations in China and accordingly are subject to certain risks not typically associated with companies operating in the United States of America or other western economies. These include risks associated with the political and economic environment, availability of domestic components, foreign currency exchange, import restrictions and the tax and legal systems in China. These are described further in the following paragraphs:

Political and Economic Environments

The value of the Company's investments in subsidiaries could be adversely affected by changes in the political, economic and social environments in China. Adverse changes in policies by the Government of China could include: changes in laws and regulations or their interpretations; changes in taxation; and restrictions on currency conversion or on importation of critical supplies.

While the economy of China is undergoing a transitional period towards becoming a market economy, it still differs significantly from the United States economy. The Government of China retains control over certain key

(Amounts expressed in RMB unless otherwise stated)

aspects of the economy of China. In addition, any depreciation of the Renminbi against foreign currencies would significantly alter the purchasing capacity, cost of goods sold and profitability of Chinese enterprises.

Foreign Currency Exchange

The Government of China imposes control over its foreign currency reserves through control over imports and through regulation of the conversion of Renminbi into foreign currencies. Sino-foreign joint ventures, including the Company's subsidiaries, have historically been required to receive approval from the State Administration of Foreign Exchange ("SAFE") for each foreign exchange transaction. Since December 1, 1996, however, Sino-foreign joint ventures have been permitted to undertake current account foreign exchange transactions, without prior SAFE approval by producing relevant resolutions of its Board of Directors or valid commercial documents evidencing the transactions and by processing such transactions through certain banks and financial institutions in the PRC designated by SAFE. Prior SAFE approval, however, continues to be required for any capital account foreign exchange transaction.

Shenyang Automotive's revenues are primarily earned in Renminbi, whereas costs of imported components are denominated in foreign currencies, principally U.S. Dollars ("USD") and Japanese Yen; therefore, Shenyang Automotive requires access to foreign currencies to pay for imported components. To date, Shenyang Automotive has not encountered difficulties in acquiring foreign currency.

Import Restrictions

The Government of China imposes restrictions on the import of motor vehicle components and foreign-made motor vehicles, including minibuses. If such restrictions were removed, Shenyang Automotive could benefit from cost reductions; however, it could also face increased competition from foreign automotive companies. Shenyang Automotive is subject to an average tariff rate of 20.06% on imported components used in its minibuses for the year of 2001. During 2001, imported components comprised approximately 32.3% of the total cost of each Deluxe Minibus produced.

Tax and Legal Systems

Since 1979, many laws and regulations dealing with economic matters in general and foreign investment in particular have been promulgated in China; however, a comprehensive and clearly defined system of laws and regulations has yet to be fully developed. In addition, existing laws and regulations are often subject to differing interpretations and enforcement of such laws and regulations can be uncertain. Tax and other legal compliance areas are subject to review and investigation by a number of authorities who are enabled by law to impose extremely severe fines, penalties and interest charges.

As a result, these and other matters create risks in conducting business in China that are substantially more significant than typically faced in countries with more developed tax and legal systems.

2. BASIS OF PRESENTATION

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. This basis of accounting differs from that used in the statutory financial statements of the Company's subsidiaries, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to joint venture enterprises as established by the Ministry of Finance in the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:

- Reclassification of certain items, designated as "prepayments" and "construction-in-progress" in the statutory financial statements, as property, plant and equipment;
- Reclassification of certain items, designated as "reserves appropriated from net income" in the statutory financial statements, as charges to income;
- Recognition of deferred income taxes; and
- Recognition of provision for impairment loss of long-lived assets.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the period are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders' interests are shown separately in the Group's balance sheet and income statement, respectively.

Intragroup balances and transactions and resulting unrealized profits are eliminated in full. Unrealised losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(b) Sales

Sales represent the invoiced value of goods, net of sales tax, discounts and returns. Sales are recognized when the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for allowances and the rebates are made at the time of sales.

(c) Cash, cash equivalents and short-term bank deposits

Cash represents cash on hand and deposits with banks and other financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturity of three months or less that are subject to an insignificant risk of change in value.

Bank deposits with original maturity between three and twelve months are classified as short-term deposits.

(d) Inventories

Inventories are carried at the lower of cost and net realizable value.

Cost is calculated on the moving-average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In

(Amounts expressed in RMB unless otherwise stated)

situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

Depreciation is calculated on a straight-line basis, at annual rates estimated to write off the cost less 10% residual value of each asset over its expected useful life. The annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment are amortized over their estimated productive periods.

When fixed assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment, and interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for the intended use.

(f) Intangible asset

Intangible asset represents certain rights, titles and interests in certain design and engineering agreements and technical assistance agreement relating to a sedan and multi-purpose vehicle project.

Intangible assets are stated at cost less accumulated amortization. Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire an asset at the time of its acquisition or production. Amortization is calculated on a straight-line basis over its estimated useful life.

(g) Impairment of Long-lived Assets

Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets resulting from the Company's acquisitions of interests in its subsidiaries. Goodwill arising from acquisitions prior to July 1, 2001 is amortized on a straight-line basis over the expected future economic life, being the shorter of 40 years or the remaining life of the respective subsidiaries.

On July 1, 2001, the Company adopted SFAS No. 141 "Business Combinations". In accordance with SFAS No. 141, the Company ceased amortizing goodwill arising from acquisitions after July 1, 2001.

(i) Investments in associated companies

An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees' financial and operating policy decisions. Investments in associated companies are accounted for using the equity method. Goodwill arising on the acquisition of interests in associated companies is included in the carrying cost of the

(Amounts expressed in RMB unless otherwise stated)

investment and is amortized on a straight-line basis over the expected future economic life, being the shorter of 40 years or the remaining life of the respective associated companies for acquisitions prior to July 1, 2001. The Company ceased amortizing goodwill arising from the acquisitions of associated companies after July 1, 2001.

(j) Taxation

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

The Company also provides for Hong Kong profits tax at the rate of 16% based on estimated assessable profit arising in Hong Kong.

The subsidiaries are subject to state and local income taxes within the PRC at their respective tax rates, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Automotive is subject to state and local income taxes within the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises.

Ningbo Yuming is subject to state and local income taxes within the PRC at standard rates of 15% and 3%, respectively in accordance with enterprise income tax laws applicable to foreign-invested enterprises. Pursuant to the relevant income tax laws in the PRC, Ningbo Yuming is fully exempted from state enterprise income tax for two years starting from the year ended December 31, 1997, followed by a 50% reduction of enterprise income tax for the next three years thereafter. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Ningbo Yuming was 7.5% for the years ended December 31, 2001 December 31, 2000 and December 31, 1999.

Xing Yuan Dong is subject to state and local income taxes within the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During 1999, Xing Yuan Dong received official designation by the local tax authorities as a "New and Technologically-Advanced Enterprises". In current year, Xing Yuan Dong is further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective combined state and local enterprise income tax rate for Xing Yuan Dong was 7.5%, 33% and 33% respectively for the years ended December 31, 2001, 2000 and 1999.

Mianyang Ruian is subject to state and local income taxes within the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During the year ended December 31, 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC Mianyang Ruian is exempted from state and local enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. As a result, Mianyang Ruian was exempted from income tax for the year ended December 31, 2001. For the year ended December 31, 2000, Mianyang Ruian was subject to state and local income taxes at the standard rates.

Dongxing Automotive is subject to state and local income taxes within the PRC at standard rates of 15% and 0% respectively in accordance with enterprise income tax laws applicable to "New and Technologically-Advanced Enterprises". In addition, Dongxing Automotive also received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise

35

(Amounts expressed in RMB unless otherwise stated)

income tax for the next three years. In addition, Dongxing Automotive is also fully exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% for the year ended December 31, 2001.

Other subsidiaries in the PRC are subject to state and local income taxes within the PRC at standard rates of 30% and 3%, respectively, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax ("VAT") and Consumption Tax

The general VAT rate applicable to Shenyang Automotive and the Company's other subsidiaries is 17%.

Shenyang Automotive is also subject to Consumption Tax at standard rates of 3% to 5%.

(k) Deferred taxation

Deferred income taxes are provided using the liability method in which deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are recorded as assets and liabilities on the balance sheets. To the extent that deferred tax assets are more likely than not to be unrealized, a valuation allowance is established.

(l) Foreign Currency Translation

The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in foreign currencies are translated into RMB at the unified exchange rates quoted by the People's Bank of China prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable unified exchange rates prevailing at the balance sheet dates. The resulting exchange differences are included in the determination of income.

Foreign currency translation adjustments in other comprehensive income arose from the Company's change in functional currency in previous year.

(m) Warranty

A provision is recognized when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligations. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Minibuses are sold with an eighteen-month or 30,000 kilometers first-to-occur limited warranty. During the warranty period, the Group pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor.

The costs of the warranty obligation are accrued as selling expenses at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The assumptions used to estimate warranty expenses are reevaluated periodically in light of actual experience.

(n) Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2001, 2000 and 1999, advertising costs of approximately RMB35.7 million, RMB126.7 million and RMB114.4 million, respectively, have been charged to selling expense.

(o) Operating Leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Rental expenses under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

(Amounts expressed in RMB unless otherwise stated)

(p) Financial Instruments

The Company determines and discloses the fair values of its financial instruments as required by SFAS No. 107 "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The carrying amounts for cash and cash equivalents and receivables approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans approximate their face values based on borrowing rates currently available for bank loans with similar terms and maturities.

In 2001, 2000 and 1999, approximately 59%, 90% and 67% of the consolidated revenues was generated from affiliated companies. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has polices that limit the amount of credit exposure to any one financial institution.

(q) Derivative Instruments and Hedging Activities

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and No. 138. SFAS No. 133 requires, among other things, that all derivative instruments be recognized at fair value as assets or liabilities in the consolidated balance sheets with changes in fair value recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 on January 1, 2001 did not have any impact on the Company's financial statements.

(r) Stock Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees." Compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro-forma net income or loss and pro-forma earnings or loss per share disclosures for employee stock grants as if the fair-value-based method of accounting as prescribed in SFAS No. 123 had been applied to these transactions.

(s) Earnings Per Share and Earnings Per ADS

The calculation of earnings per share is based on the weighted average number of shares of common stock outstanding during the year.

The diluted earnings per share for the year is calculated based on the weighted average number of ordinary shares mentioned above and adjusted for all dilutive potential ordinary shares outstanding during the year. The effect of the stock split on April 14, 2000 has been reflected retrospectively for the purpose of earnings per share computation.

A reconciliation of the weighted average number of common stock outstanding for calculation of basic and diluted earnings per share is as follows:

	2001	2000	1999
Weighted average number of common stock used in calculation of basic earnings per share	**3,533,552,900**	3,151,418,900	2,695,692,900
Dilutive effect of stock options	**—**	94,562,903	—
Weighted average number of common stock used in calculation of diluted earnings per share	**3,533,552,900**	3,245,981,803	2,695,692,900

35

(Amounts expressed in RMB unless otherwise stated)

The effect of the assumed conversion of the potential common stock outstanding for the year ended December 31, 2001 is anti-dilutive. There were no dilutive potential common stocks outstanding for the year ended December 31, 1999.

On April 14, 2000, the Company's shares traded on the New York Stock Exchange Inc. were converted to ADSs at a ratio of 100 shares to 1 ADS. The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADSs outstanding is calculated based on the assumptions that the ADSs had been in existence throughout all the years presented and that all of the outstanding ordinary shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

A reconciliation of the weighted average number of ADSs for calculation of basic and diluted earnings per ADS is as follows:

	2001	2000	1999
Weighted average number of ADSs used in calculation of basic earnings per ADS	35,335,529	31,514,189	26,956,929
Dilutive effect of stock options	—	945,629	—
Weighted average number of ADSs used in calculation of diluted earnings per ADS	35,335,529	32,459,818	26,956,929

(t) Comprehensive income

The Company adopted SFAS No. 130 "Reporting Comprehensive Income" which requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles, are excluded from net income. For the Company, comprehensive income only represents its net income and foreign currency translation adjustments. The adoption of SFAS No. 130 did not have a material effect on the Company's primary financial statements, but did affect the presentation of the accompanying consolidated statements of changes in shareholders' equity.

There was no other comprehensive income or loss for the years ended December 31, 2001, 2000 and 1999 other than net income for the three years.

(u) Other new accounting pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with a finite life shall continue to be amortized over the estimated useful lives. The Company adopted SFAS No. 142 effective January 1, 2002, the first day of its fiscal year 2002. Upon adoption, the Company ceased amortization of goodwill. Currently the Company has not completed impairment review in accordance with SFAS No. 142 but does not expect any material impact upon adoption.

During 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which are applicable to the Company starting from January 1, 2002. The Company does not believe that the adoption of the statements will have a material impact on its financial position or results of operations.

4. SUBSIDY INCOME

Xing Yuan Dong was granted a subsidy of approximately RMB181,600,000 by the Administrative Committee of Shenyang New and High-Tech Industrial Development Zone for the year ended December 31, 2000. During 2000, approximately RMB88 million was received by the Company and the remaining balance was received in 2001.

5. INCOME TAXES

For the years ended December 31, 2001, 2000 and 1999, certain of the Company's subsidiaries were subject to income taxes in China at the applicable statutory tax rates on taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3 (j).

The reconciliation of the Group's statutory income tax rate to its effective income tax rate (based on income before taxes and minority interests) for years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Average statutory tax rate (including state and local income tax) for foreign-invested enterprise	**18.93%**	26.26%	23.5%
Effect of statutory tax holiday	**(7.72%)**	(1.67%)	(5.2%)
Effect of financial subsidies granted	**—**	—	(12.1%)
Effect of permanent difference relating to non-taxable subsidy	**—**	(3.10%)	—
Others, not individually significant	**(1.63%)**	0.19%	0.9%
Effective tax rate	**9.58%**	21.68%	7.1%

The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company's subsidiaries calculated on the basis of the relative amount of net income and the applicable statutory tax rate of each subsidiary.

As of December 31, 2001 and 2000, there were no material deferred tax assets or liabilities.

6. SHORT-TERM BANK DEPOSITS

As of December 31, 2001 and 2000, approximately RMB1,925.8 million and RMB905.5 million of the short-term bank deposits were pledged as security for banking facilities respectively.

7. ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of:

	2001 RMB'000	2000 RMB'000
Accounts receivable	**77,166**	85,661
Less: Allowance for doubtful debts	**(53,059)**	(58,624)
	24,107	27,037

Approximately RMB13.9 million of the outstanding accounts receivable as of December 31, 2000 was guaranteed by the joint venture partner in Ningbo Yuming.

8. NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for settlement of trade receivable balances. As of December 31, 2001 and 2000, all notes receivable were guaranteed by established banks in the PRC and have maturity of between one to six months. The fair value of the notes receivable approximated their carrying value.

9. OTHER RECEIVABLES

Other receivables are primarily advances to third parties and subsidy receivables from the Administrative Committee of Shenyang New and High-Tech Industrial Development Zone. As of December 31, 2001, the advances to third parties of approximately RMB23.4 million are guaranteed by Shenyang Brilliance Automotive Company Limited (formerly known as JinBei Automotive Company Limited) ("JinBei"), a joint venture partner of Shenyang Automotive and bears interest at 6.1% per annum and repayable within one year.

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in RMB unless otherwise stated)

As of December 31, 2000, the advances to third parties of approximately RMB710.0 million were unsecured, interest bearing at 6.1% per annum and repayable within one year.

10. INVENTORIES

Inventories consist of:

	2001 RMB'000	2000 RMB'000
Raw materials and supplies	**306,769**	280,698
Work-in-progress	**46,783**	115,411
Finished goods	**273,417**	399,522
	626,969	795,631

11. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	2001 RMB'000	2000 RMB'000
Buildings	**624,783**	306,052
Machinery and equipment	**2,247,392**	791,032
Motor vehicles	**67,900**	51,545
Furniture, fixtures and office equipment	**96,071**	66,822
Construction-in-progress	**738,931**	1,852,858
	3,775,077	3,068,309
Less: Accumulated depreciation	**(640,121)**	(580,381)
Less: Provision for impairment losses	**(30,950)**	—
Net book value	**3,104,006**	2,487,928

During 2001, certain obsolete moulds were written down to their estimated residue value and the related impairment losses were charged to selling and administrative expenses during the year.

12. INTANGIBLE ASSETS

On July 15, 1999, Shenyang Automotive entered into an agreement with China Automotive Company Ltd. ("CAC"), an affiliated company of Brilliance Holdings Limited, pursuant to which Shenyang Automotive has the option, exercisable until June 30, 2001, to acquire all of CAC's rights and interests in a certain project at market price to be determined by Shenyang Automotive and CAC. The project involves the design, engineering, and prototype construction work for a sedan and a multi-purpose vehicle. On December 28, 2000, Shenyang Automotive exercised the above mentioned option and acquired all of CAC's rights, titles and interest in certain design and engineering agreements and technical assistance agreement relating to the project, at a total consideration of RMB681.1 million. The consideration was determined by mutual agreement between Shenyang Automotive and CAC with reference to the actual costs and expenses incurred by CAC.

No amortization has been provided for the year ended December 31, 2001 as the intangible asset has not been put into use.

(Amounts expressed in RMB unless otherwise stated)

13. INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associated companies consist of:

Name of company	Place of establishment/ incorporation	Percentage of equity interest/voting right held indirectly	Principal activities
Mianyang Xinchen	Mianyang, the PRC	50%	Manufacturing and sales of automotive engines
Compass Pacific Holdings Limited ("Compass Pacific")	Bermuda	12.89%	Investment holding
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. ("Shenyang Aerospace")	Shenyang, the PRC	12.77%	Manufacturing and sales of automotive engines
Xinguang Brilliance	Shenyang, the PRC	50%	Manufacturing and sales of automotive engines
Zhengtong	Shenyang, the PRC	47.06%	Investment holding

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in RMB unless otherwise stated)

	2001 RMB'000	2000 RMB'000
Investment in Xinguang Brilliance	**401,178**	388,000
Investment in Mianyang Xinchen	**248,846**	214,813
Investment in Compass Pacific	**29,793**	33,169
Investment in Shenyang Aerospace	**153,769**	157,560
Investment in Zhengtong	**480,000**	—
	1,313,586	793,542
Loan to an associated company	—	269,170
	1,313,586	1,062,712

The loan to an associated company was unsecured, carried interest at 5.5% per annum and the full outstanding amount was repaid by the associated company in 2001.

In December 2000, the company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of China Brilliance Automotive Components Group Limited ("Automotive Components") at a consideration of RMB388 million. Automotive Components is an investment holding company incorporated in Bermuda. The principal asset of Automotive Components is a 50% interest in the registered capital of Xinguang Brilliance, a Sino-foreign equity joint venture established in the PRC whose principal products are gasoline engines for the use in passenger vehicles and light duty trucks.

In December 2001, Xing Yuan Dong entered into agreement with two related companies to establish Zhengtong. Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to RMB480 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong's principal activity is investment holding.

The acquisitions of associated companies have been accounted for using the purchase method of accounting. The tangible assets were valued in the acquisitions at their estimated fair values. The excess of the purchase price over the fair values of the net assets acquired has been accounted for as goodwill.

The differences between the carrying amounts and underlying net assets of the associated companies are:

	2001 RMB'000	2000 RMB'000
Mianyang Xinchen	**91,410**	93,920
Compass Pacific	**10,285**	10,562
Shenyang Aerospace	**31,983**	32,825
Xinguang Brilliance	**299,694**	307,378
Zhengtong	—	—
	433,372	444,685

The equity share in the income (loss) of the associated companies including goodwill amortization are:

	2001 RMB'000	2000 RMB'000
Mianyang Xinchen	**34,031**	70,048
Compass Pacific	**(3,375)**	(2,401)
Shenyang Aerospace	**(3,791)**	(5,383)
Xinguang Brilliance	**13,178**	—
Zhengtong	—	—
	40,043	62,264

As the acquisition of Xinguang Brilliance was completed in December 2000, no equity share in the income of Xinguang Brilliance was accounted for in the financial statements of the Company and no amortization on the goodwill was provided for the year ended December 31, 2000.

40

(Amounts expressed in RMB unless otherwise stated)

Unaudited combined financial information on the associated companies are summarized as follows:

	2001 RMB'000	2000 RMB'000
Revenue	**1,732,108**	1,847,422
Operating profit, net	**71,427**	308,684
Profit before taxation, net	**81,322**	220,780
Net profit	**70,678**	209,468
Current assets	**2,288,293**	1,306,505
Non-current assets	**1,344,050**	1,527,258
Total assets	**3,632,343**	2,833,763
Current liabilities	**572,000**	586,920
Long-term liabilities	**824,336**	866,960
Total liabilities	**1,396,336**	1,453,880
Total owners' equity	**2,236,007**	1,379,883

14. GOODWILL

	2001 RMB'000	2000 RMB'000
Beginning of year	**248,316**	248,316
Additions from the acquisition of a subsidiary	**191,267**	—
Less: Accumulated amortization	**(25,119)**	(18,919)
	414,464	229,397

15. NOTES PAYABLE

Notes payable consist of:

	2001 RMB'000	2000 RMB'000
Bank notes	**3,300,000**	3,217,318
Commercial notes	—	350,000
	3,300,000	3,567,318

As of December 31, 2001 and 2000, the notes payable have maturities within six months and were secured by bank deposits of approximately RMB1,925.8 million and RMB905.5 million respectively.

16. TAXES PAYABLE

Taxes payable consist of:

	2001 RMB'000	2000 RMB'000
VAT payable (net of deemed input VAT credits)	**(7,119)**	(17,955)
Income taxes payable	**70,833**	137,953
Others	**170,554**	34,491
	234,268	154,489

17. INTEREST EXPENSE (INCOME), NET

Net interest expense (income) consists of:

	2001 RMB'000	2000 RMB'000	1999 RMB'000
Interest expense	**178,028**	96,280	60,270
Interest income	**(110,735)**	(116,029)	(41,758)
	67,293	(19,749)	18,512

18. SHORT-TERM BANK LOANS

Short-term bank loans were drawn for working capital purposes and to finance construction-in-progress, and are denominated in Renminbi and U.S. Dollars. The loans are repayable within one year and bear interest at the prevailing lending rates in the PRC, which ranged from 5.58% to 8.53% per annum during the year ended December 31, 2001, 5.56% to 8.52% per annum during the year ended December 31, 2000 and from 5.56% to 8.71% per annum during the year ended December 31, 1999.

As of December 31, 2001 and 2000, the Group's short-term bank loans were

	2001 RMB'000	2000 RMB'000
Secured by:		
Property, plant and equipment of Shenyang Automotive	—	421,880
Guaranteed by:		
An associated company	—	143,808
The Company	**200,000**	—

19. COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2001, the Group had approximately RMB136.8 million (2000: RMB597.1 million) in outstanding commitments of which certain items are denominated in Deutsch Marks, U.S. Dollars and Euros, and the majority will be incurred in 2001.

(b) Product liability

Liability of manufacturers and sellers for loss and injury caused by defective products is governed by the General Principles of Civil Law of China and the Industrial Product Quality Regulations. Shenyang Automotive has never had a product liability claim brought against it and does not carry product liability insurance.

(c) Contingent liability

As of December 31, 2001, the Group had approximately RMB1,145 million (2000: RMB1,523.2 million) of commercial notes which were endorsed or discounted but not yet honoured.

20. CAPITAL STOCK

By a resolution passed on March 13, 2000, the authorized capital stock was increased from US$10,000,000 to US$50,000,000 by the creation of 4,000,000,000 shares of common stock of US$0.01 each.

On April 14, 2000, as a result of a nineteen for one stock split, the outstanding capital stock was increased to RMB251.7 million by the capitalization of RMB239.4 million of additional paid-in capital in full settlement of 2,891,508,255 common stock of US$0.01 each on the basis of nineteen new shares for every then-existing share. These shares ranked pari passu with the existing shares.

On April 14, 2000, the Company's shares traded on The New York Stock Exchange Inc. were converted to ADSs at a ratio of 100 shares to 1 ADS.

42

The effect of the stock splits on April 14, 2000 and the conversion of ADSs have been reflected retroactively for the purpose of all earnings per share and earnings per ADS computation.

During 2000, certain directors and employees exercised their stock options and as a result 304,360,000 shares of common stock of US$0.01 each were issued at a price of HK$1.059 per share. These new shares ranked pari passu with existing shares.

On May 25, 2001, arrangements were made for a private placement to professional and institutional investors of 318,000,000 share of common stock of US$0.01 each at a price of HK$2.20 per share by Zhuhai Brilliance Holdings Company Limited ("Zhuhai Brilliance") and Mr. Yang Rong, Chairman of the Company. The price of HK$2.20 per share represents a discount of approximately 12 per cent to the closing market price of the Company's shares of HK$2.50 per share as quoted on SEHK on May 24, 2001. On the same date, the Company entered into a subscription agreement with Zhuhai Brilliance and Mr. Yang Rong for the subscription of 318,000,000 new shares of common stock of US$0.01 each at a price of HK$2.20 per share (the "Subscription"). The Subscription was completed in June 2001. All the shares which were issued during the year rank pari passu with the then existing shares in all respects.

21. STOCK OPTIONS

Upon the listing of the Company's shares on The Stock Exchange of Hong Kong Limited, the Company adopted an employee share option scheme (the "Scheme"). Pursuant to the Scheme, the Company's Board of Directors may grant options to employees of the Group to subscribe for the Company's common stock at a price which shall be the higher of:

(a) a price being not less than 80% of the average closing price of the common stock on the relevant Stock Exchange as stated in such Stock Exchange's quotation sheets for the five trading days immediately preceding the relevant date in respect of such options; or

(b) the nominal value of the shares.

On January 13, 2000, stock options were granted to certain directors and employees entitling them to subscribe for a total of 304,360,000 shares of common stock at HK$1.059 per share (after taking into account the effect of the nineteen for one stock split on April 14, 2000). All the above share options vested immediately upon the date of grant and are exercisable within a period of 10 years. The compensation expense associated with these grants was approximately RMB88.3 million and was charged to the income during the year ended December 31, 2000. All of the above stock options were exercised by the respective directors and employees in 2000.

On June 2, 2001, share options were granted to certain directors and employees of the Company, entitling them to subscribe for a total of 31,800,000 shares of the Company's common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was approximately RMB15.5 million and was charged to the income during the year ended December 31, 2001. Up to December 31, 2001, none of the above share options was exercised.

	No. of stock options ('000)	Exercise price
As of January 1, 2000	—	—
Granted	304,360	HK$1.059
Exercised	(304,360)	HK$1.059
As of December 31, 2000	—	
Granted	31,800	HK$1.896
Exercised	—	—
As of December 31, 2001	31,800	

As a result of these transactions, the outstanding share capital and additional paid-in capital increased by RMB25.2 million and RMB408.3 million respectively for the year ended December 31, 2000 and the additional paid-in capital for the year ended December 31, 2001 was increased by RMB15.5 million.

Had compensation costs for the Company's stock options issued been determined based on the fair value of the stock options at the grant date, consistent with the provision of SFAS No. 123, the Company's net income and earnings per share for the year ended December 31, 2001 and 2000 would have been adjusted to the pro forma amounts indicated below:

	2001 **RMB'000**	2000 RMB'000
Net income:		
As reported	**887,077**	870,030
Pro forma	**825,681**	852,988
Basic earnings per share:		
As reported	**RMB0.2510**	RMB0.2761
Pro forma	**RMB0.2337**	RMB0.2707

The fair value of each option grant is estimated using the minimum value method of the Black-Scholes option pricing model. The weighted average assumptions used for grants made in 2001 and 2000 are as follows:

	2001 **RMB'000**	2000 RMB'000
Risk-free interest rate	**5.71% p.a.**	5.68% p.a.
Expected option life (days of share option outstanding)		
— Exercised on August 12, 2000	**N/A**	211 days
— Exercised on August 18, 2000	**N/A**	217 days
— Exercised on August 29, 2000	**N/A**	228 days
— Issued on June 2, 2001	**10 years**	N/A
Expected dividend yield	**3.98%**	6.97%
Volatility	**75.88%**	84.79%

22. DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company's subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, enterprise expansion fund and staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income and recorded as a component of shareholders' equity as stipulated by statute or by the Board of Directors. Under U.S. GAAP, the appropriation for the staff welfare and incentive bonus fund is charged to income and any unutilized balance is included in current liabilities. Shenyang Automotive's appropriations to dedicated capital, which consisted solely of appropriations to the staff welfare and incentive bonus fund, amounted to nil, nil and RMB17.6 million for the years ended December 31, 2001, 2000 and 1999, respectively, and were charged to income in each respective year. As of December 31, 2001, 2000 and 1999, unutilized appropriations to the staff welfare and incentive bonus fund amounted to RMB14.7 million, RMB15.4 million and RMB22.8 million, respectively. For the year ended December 31, 2001, the subsidiaries of the Company appropriated approximately RMB66.2 million to the general reserve fund. No such appropriation was made by the subsidiaries for the year ended December 31, 2000 and 1999.

Dividends received by the Company from its subsidiaries are based on the distributable profits as reported in the statutory financial statements and amounted to RMB250.2 million, RMB905.2 million, and RMB238.4 million for the years ended December 31, 2001, 2000 and 1999 respectively. Distributions received from the Company's subsidiaries are denominated in U.S. Dollars at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of the Company's subsidiaries amounted to RMB1,313.6 million, RMB880.2 million and RMB1,136.2 million as of December 31, 2001, 2000 and 1999 respectively. The distributable profits of subsidiaries are different from the amounts reported under US GAAP.

Notes to Consolidated Financial Statements *(Continued)*

(Amounts expressed in RMB unless otherwise stated)

Dividends declared by the Company during the years ended December 31, 2001 and 2000 consist of:

	2001 RMB'000	2000 RMB'000
2000 and 1999 final dividends of HK$0.005 and HK$0.0021 per share respectively	**19,762**	6,497
2001 and 2000 interim dividends of HK$0.004 and HK$0.003 per share respectively	**15,544**	9,679
	35,306	16,176

On April 25, 2002, the Company proposed a dividend of HK$0.005 per share totaling approximately RMB19,605,000.

23. RELATED PARTY TRANSACTIONS

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence on the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies are summarized below:

(a) **Amounts due from affiliated companies arising from trading activities:**

	2001 RMB'000	2000 RMB'000
Due from Shanghai Yuantong Automobile Sales and Service Company Limited ("Shanghai Yuantong") (i)	**439,411**	7,761
Due from Shanghai Brilliance Group Co., Ltd. ("Shanghai Brilliance") and its affiliated companies	**31,874**	15,828
Due from other affiliated companies of Brilliance Holdings Limited (ii)	**61,125**	88,123
Due from affiliated companies of JinBei	**35,071**	—
Due from affiliated companies of the joint venture partner in Ningbo Yuming	**18,281**	280
Due from an associated company	**11,175**	—
Due from affiliated companies of the joint venture partner in Xinguang Brilliance	**—**	2,001
	596,937	113,993
Provision for doubtful debts	**—**	(12,230)
	596,937	101,763

(i) The amount due from Shanghai Yuantong during the year ended December 31, 2001 bears interest at a rate of 5.4% per annum. The balance of approximately RMB439 million as of year ended December 31, 2001 represents commercial notes issued by Shanghai Yuantong in settlement of the outstanding receivables.

(ii) As of December 31, 2001, included in the amounts due from affiliated companies of Brilliance Holdings Limited is approximately RMB56 million guaranteed by a shareholder of an affiliated company. As of December 31, 2000, approximately RMB86.6 million was guaranteed by the joint venture partner in Mianyang Xinchen.

45

Notes to Consolidated Financial Statements *(Continued)*

(Amounts expressed in RMB unless otherwise stated)

Save as disclosed above the amounts due from affiliated companies are unsecured and non-interest bearing.

(b) Notes receivable from affiliated companies arising from trading activities consisted of the following:

	2001 RMB'000	2000 RMB'000
Notes receivable from Shanghai Brilliance	**536,859**	345,196
Notes receivable from Shanghai Yuantong	**144,935**	75,806
Notes receivable from other affiliated companies of Brilliance Holdings Limited	**3,075**	16,427
Notes receivable from an associated company	**2,000**	—
Notes receivable from an affiliated company of the joint venture partner in Ningbo Yuming	—	12,250
	686,869	449,679

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of between one to six months. The fair value of the notes receivable approximates their fair value.

(c) As of December 31, 2001, included in prepayments and other current assets are approximately RMB168 million of prepayment for purchases of raw materials made to an affiliated company of Brilliance Holdings Limited.

(d) Amounts due to affiliated companies arising from trading activities consisted of the following:

	2001 RMB'000	2000 RMB'000
Due to JinBei and its affiliated companies	**107,095**	14,468
Due to other affiliated companies of Brilliance Holdings Limited	**32,340**	102,107
Due to Shanghai Brilliance and its affiliated companies	**173,636**	71,118
Due to affiliated companies of the joint venture partner in Ningbo Yuming	**6,287**	3,584
Due to affiliated companies of the joint venture partner in Xinguang Brilliance	**3,132**	—
Due to associated companies	**169,589**	238,329
	492,079	429,606

The amounts due to affiliated companies are unsecured and non-interest bearing.

46

Notes to Consolidated Financial Statements *(Continued)*

(Amounts expressed in RMB unless otherwise stated)

(e) Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of:

	2001 RMB'000	2000 RMB'000	1999 RMB'000
Sales to JinBei and its affiliated companies	**14,923**	3,527	15,179
Purchases from JinBei and its affiliated companies	**317,046**	25,319	254,052
Sales to Shanghai Brilliance and its affiliated companies	**907,232**	4,821,322	2,818,409
Purchases from Shanghai Brilliance and its affiliated companies	**164,323**	153,933	—
Sales to Shanghai Yuantong	**2,622,002**	83,509	—
Advertising expenses paid by Shanghai Yuantong	**64,070**	—	—
Sales to other affiliated companies of Brilliance Holdings Limited	**59,816**	644,167	79,606
Purchases from other affiliated companies of Brilliance Holdings Limited	**274,379**	406,020	484,206
Purchases from associated companies	**635,373**	715,610	229,315
Sales to affiliated companies of the joint venture partner in Ningbo Yuming	—	—	6,076
Purchases from affiliated companies of the joint venture partner in Ningbo Yuming	**33,524**	33,237	16,232
Sales to associated companies	**61,683**	98,546	—
Sales to a joint venture partner in Shenyang Aerospace	—	1,710	—
Sales to affiliated companies of the joint venture partner in Mianyang Xinchen	—	15,136	—
Purchase of an intangible asset from an affiliated company of Brilliance Holdings Limited (see Notes 12 and 26)	—	681,100	—
Acquisition of Key Choices from Brilliance Holdings Limited	**278,213**	—	—
Acquisition of Automotive Components from Brilliance Holdings Limited	—	388,000	—
Sales of fixed assets to an affiliated company of Brilliance Holdings Limited	**5,558**	—	—
Sales of fixed assets to an associated company	**18,425**	—	—
Purchase of fixed assets from other affiliated companies of Brilliance Holdings Limited	**41,984**	24,498	—
Purchases of moulds from an affiliated company of Shanghai Brilliance	**35,750**	—	—
Commission expenses paid to an affiliated company of Brilliance Holdings Limited	—	—	1,653
Management and consultancy fees charged by Brilliance Holdings Limited	**12,405**	5,796	4,758
Interest income from Shanghai Yuantong	**15,930**	—	—
Interest income from Brilliance Holdings Limited and its affiliated companies	**23,709**	56,964	22,270
Interest income from associated companies	—	2,386	2,074

The sales and purchases transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the Directors. Other significant transactions with affiliated companies consisted of:

i. Trademark license

Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely at no cost.

ii. Guarantees provided to affiliated companies

The subsidiaries of the Group had provided the following guarantees:

(a) Corporate guarantees of approximately RMB1,114 million and RMB1,727.5 million for bank loans and notes drawn by affiliated companies of Shanghai Brilliance as of December 31, 2001 and 2000 respectively;

(b) Corporate guarantee of approximately RMB25 million for notes drawn by affiliated companies of the joint venture partner in Ningbo Yuming;

(c) Corporate guarantees of RMB50 million for bank loans drawn by Xinguang Brilliance as of December 31, 2000; and

(d) A joint and several proportional guarantee with the joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB540 million drawn by Shenyang Aerospace, which would expire in year 2008.

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in RMB unless otherwise stated)

(f) The advances to affiliated companies consisted of:

	2001 RMB'000	2000 RMB'000
Advances to Brilliance Holdings Limited and its affiliated companies:		
Interest bearing at 5.5% (2000: 5.5% to 7.2%) per annum (i)	40,000	200,068
Non-interest bearing (i)	256,223	407,639
Advances to JinBei and its affiliated companies:		
Non-interest bearing	2,163	1,100
	298,386	608,807
Long-term portion of advances to an affiliated company of Brilliance Holdings Limited		
Interest bearing at 5.5% (ii)	39,111	—
Non-interest bearing (ii)	5,693	—
	44,804	—

(i) As of December 31, 2000 advances to Brilliance Holdings Limited and its affiliated companies of approximately RMB128.2 million were guaranteed by the joint venture partner in Mianyang Xinchen.

(ii) The long-term advances to an affiliated company of Brilliance Holdings Limited is wholly repayable in year 2003.

Save as disclosed above, the advances to affiliated companies are unsecured and have no fixed repayment dates.

(g) The advances from affiliated companies consisted of:

	2001 RMB'000	2000 RMB'000
Due to affiliated companies of Brilliance Holdings Limited	54,276	52,311

The advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(h) As of December 31, 2001 and December 31, 2000, the Company had advanced approximately RMB1,869.9 million and RMB1,151.2 million respectively to its subsidiaries of which approximately RMB1,200.1 million and RMB591.0 million respectively bears interest at 5.5% to 9% per annum.

24. RETIREMENT PLAN AND EMPLOYEES' BENEFIT

As stipulated by the regulations of the PRC government, the Company's subsidiaries have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company's subsidiaries are required to make specified contributions to the state-sponsored retirement plan at 20% to 23.5% for 2001, 20% to 23.5% for 2000 and 20% for 1999. Commence from January 1, 1992, Shenyang Automotive agreed to pay a Chinese insurance company to assume the responsibility for making pension payments to all employees retiring after January 1, 1992. JinBei has undertaken to bear all pension payments to employees of Shenyang Automotive staff who retired prior to January 1, 1992.

The retirement plan contributions payable for the years ended December 31, 2001, 2000 and 1999 were approximately RMB21.2 million, RMB17.6 million and RMB11.1 million, respectively.

In addition to the pension contribution, pursuant to the relevant laws and regulations of the PRC, the Company's subsidiaries are required to provide benefits such as housing funds and unemployment insurance for their PRC employees. These provisions, which were approximately RMB10.4 million, RMB32.3 million and RMB22.7 million for 2001, 2000 and 1999, respectively, were calculated at a certain percentage (approximately 9.8% to 10.9% in 2001, 29.27% in 2000 and 34.79% in 1999) of the employees' actual salaries.

The Group's Hong Kong employees are covered by the new mandatory provident fund which is managed by an independent trustee. The Group and its employees each makes monthly contribution to the scheme at 5% of the employees' cash income with maximum contribution by each of the Group and the employees limited to HK$1,000 per month. The retirement benefits scheme cost charged to the income statement represents contributions payable by the Company to the fund. During the year ended December 31, 2001, contributions amounting to approximately HK$160,000 were made.

25. EXECUTIVE BONUS PLAN

Certain officers of the Company are participants in the Executive Bonus Plan (the "Plan"). The Plan provides that up to 5% of the Company's net income be set aside each year for distribution among plan participants based upon performance as determined by the Company's Board of Directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. All bonuses paid pursuant to the Plan must be distributed no later than 60 days after the end of the Company's fiscal year. For the year ended December 31, 2001 and 2000, no bonus was allocated. For the year ended December 31, 1999, the Company accrued RMB34.1 million under the Plan and distributed in year 2000.

26. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,		
	2001 RMB'000	2000 RMB'000	1999 RMB'000
Cash paid for:			
Interest (net of amount capitalized — 2001: RMB49,164,000, 2000: RMB79,118,000; 1999: RMB28,056,000)	**178,028**	96,280	60,270
Income taxes	**183,845**	369,373	54,988

Major non-cash transactions included:

(i) During the year ended December 31, 2001, purchase consideration amounting to approximately RMB278 million for the acquisition of certain equity interest in a subsidiary was offset against certain receivable balances from affiliated companies. During the year ended December 31, 2000, purchase considerations amounting to approximately RMB681.1 million and RMB388 million for the acquisitions of an intangible asset and certain indirect equity interests in an associated company respectively were offset against certain receivable balances from affiliated companies and a portion of the proceeds from issuance of shares on exercise of share options which the Company directed to be paid to an affiliated company.

(ii) During the year ended December 31, 2001, amounts due from and due to affiliated companies of approximately RMB87 million were offset after agreement among the parties. During the year ended December 31, 2000, dividends of RMB609.7 million payable to the joint venture partner in Shenyang Automative were offset against certain receivable balances from affiliated companies.

(iii) During the year ended December 31, 2001, the Company acquired a 100% equity interest in Key Choices. In conjunction with the acquisition, assets and liabilities were assumed as follows:

		RMB'000
Consideration for the acquisition		278,213
Fair value of net assets acquired		
Cash and cash equivalents	6,805	
Fixed assets, net	2,552	
Inventories, net	2,978	
Receivables	98,291	
Other assets	539	
Payables	(21,734)	
Taxes payable	(1,485)	
Minority interests	(1,000)	
		(86,946)
Goodwill arising from acquisition		191,267

27. OTHER SUPPLEMENTAL INFORMATION

The following items are charged to the consolidated statements of income and comprehensive income:

	Year ended December 31,		
	2001 RMB'000	2000 RMB'000	1999 RMB'000
Import tariffs	**66,394**	164,726	89,257
Research and development costs	**26,825**	7,623	1,261
Foreign exchange losses	**11,608**	5,413	1,395
Provision for inventory obsolescence	**3,000**	5,000	16,000
Provision for impairments of tools and moulds	**30,950**	—	—
Bad debt expenses	**1,352**	227	12,230

28. SEGMENT INFORMATION

(a) Business segments

For 2001, 2000 and 1999, the Company's operating segment consists solely of manufacturing and selling of minibuses and automotive parts through its subsidiaries within the PRC.

(b) Geographical segments

The Group's activities are conducted predominantly in the PRC. No geographical segmentation analysis is provided.

Information for Investors

Annual General Meeting

June 28, 2002, 9:00 a.m.
Grand Hyatt Hong Kong
1 Harbour Road
Wanchai, Hong Kong

Stock Exchange Listing

New York Stock Exchange
Trading Symbol: CBA

Hong Kong Stock Exchange
Stock Code: 1114

The Annual Report on Form 20-F for Brilliance China Automotive Holdings Limited to be filed with the U.S. Securities and Exchange Commission will be available upon request. For a copy, please write or call Weber Shandwick Worldwide (HK) Ltd.

Company Secretary and Group Offices

Mr. Lloyd Xing Hong

Brilliance China Automotive Holdings Limited
Suite 2303–6, 23rd Floor
Great Eagle Centre
23 Harbour Road, Wanchai,
Hong Kong

Tel: (852) 2523-7227
Fax: (852) 2526-8472

Website:
www.brillianceauto.com

Shenyang JinBei Passenger Vehicle Manufacturing Company Ltd.
No. 14, Shanzuizi Road
Dadong District
Shenyang, China

Counsel

Shearman & Sterling
12th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong

Tel: (852) 2978-8000
Fax: (852) 2978-8099

Auditors

Arthur Andersen & Co
21st Floor
Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tel: (852) 2852-0222
Fax: (852) 2815-0548

New York Depositary, Transfer Agent & Registrar

The Bank of New York
620 Avenue of the Americas
6th Floor
New York, N.Y. 10011
U.S.A.

Shareholder Inquiries:
1-888-BNYADRS

E-mail: shareowner-svcs
@bankofny.com

Website: www.adrbny.com

Investor Relations

Weber Shandwick Worldwide (HK) Ltd.
18th Floor, Dina House
Ruttonjee Centre
11 Duddell Street, Central
Hong Kong

Tel: (852) 2845-1008
Fax: (852) 2868-0224

51

Brilliance China Automotive Holdings Limited
Suite 2303-06, 23rd Floor, Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong

www.brillianceauto.com

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, 28 June 2002 at 9:00 a.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of directors and auditors of the Company for the year ended 31 December 2001;

2. To consider and approve a final dividend for the year ended 31 December 2001;

3. To re-elect directors and to authorise the board of directors to fix their remuneration;

4. To authorise the board of directors to appoint auditors and to fix their remuneration; and

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

A "**THAT**:

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) the exercise of any option granted under the share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company in force from time to time; shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(d) for the purpose of this resolution;

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangement as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or such stock exchange in, any territory outside Hong Kong)."

B. "**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and regulations of Bermuda, bye-laws of the Company and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval be limited accordingly; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT**, subject to the passing of resolutions numbered 4A and 4B, the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the directors of the Company mentioned in resolution numbered 4B shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 4A above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution."

By order of the Board
Brilliance China Automotive Holdings Limited
Yang Rong
Chairman

Hong Kong, 25 April 2002

Notes:

1. Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's branch registrar in Hong Kong, Central Registration Hong Kong Limited, at Rooms 1901–1905, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting, or any adjourned meeting.

IMPORTANT

If you are in any doubt as to any aspect of this circular, You should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Brilliance China Automotive Holdings Limited. you should at once hand this circular to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Directors:

Executive Directors
Yang Rong
Wu Xiao An
Su Qiang
Hong Xing
Yang Mao Zeng
He Tao

Independent non-executive Directors
Wei Sheng Hong
Huang Anjiang
Yi Min Li

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head office and principal place of business:
Suites 2303–2306
23rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

25 April, 2002

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

INTRODUCTION

At the annual general meeting of Brilliance China Automotive Holdings Limited (the "Company") held on 22 June, 2001, ordinary resolutions were passed granting general mandates to the directors of the Company (the "Directors") (a) to exercise the powers of the Company to repurchase shares of the Company (the "Shares") listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10

* *for identification purpose only*

67

per cent. of the aggregate nominal amount of its issued share capital as at 22 June, 2001; and (b) to allot, issue and otherwise deal with Shares not exceeding (i) 20 per cent. of the Shares in issue as at 22 June, 2001; plus (ii) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any Shares repurchased by the Company pursuant to the mandate granted under (a) above. The general mandates given on 22 June, 2001 will lapse at the conclusion of the forthcoming annual general meeting which is to be held on 28 June, 2002 at 9:00 a.m. at Grant Hyatt, 1 Harbour Road, Wanchai, Hong Kong (the "AGM"). The notice of AGM (the "AGM Notice") as set out in the Annual Report 2001 of the Company is sent to you together with this circular.

PROPOSAL TO AUTHORISE THE REPURCHASE AND ISSUE OF SHARES

The purpose of this circular is to seek your approval of the relevant ordinary resolutions (the "Ordinary Resolutions") to be proposed at the AGM of the Company in respect of renewal of the grant of the aforesaid general mandates to the Directors to repurchase the Shares up to 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the AGM, to allot and issue Shares not exceeding 20 per cent. of the shares in issue as at the date of the AGM, and to extend the general mandate to allot and issue additional Shares repurchased. The general mandates will expire (i) at the conclusion of the next annual general meeting of the Company; or (ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or (iii) the revocation or variation of the authority given under the Ordinary Resolutions by an ordinary resolution of the shareholders of the Company in general meeting, whichever is earlier.

The full texts of the Ordinary Resolutions are set out in the AGM Notice as Resolutions nos. 5(A), 5(B) and 5(C). There is enclosed a form of proxy for the AGM. You are requested to complete the form of proxy and return it to the Company's branch registrar in Hong Kong, Central Registration Hong Kong Limited, in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not preclude you from attending and voting in person should you so wish.

RECOMMENDATION

The Directors consider that the renewal of general mandates to issue and repurchase Shares are in the best interests of the Company and its shareholders (the "Shareholders"). Accordingly the board of Directors recommends that you vote in favour of all the resolutions to be proposed at the forthcoming AGM. The Directors intend to vote in favour of all such resolutions in respect of their shareholdings in the Company.

An explanatory statement as required under the Listing Rules (the "Explanatory Statement") to be given to the Shareholders in connection with the proposed mandate to repurchase Shares is set out in the appendix hereto.

Yours faithfully,
Yang Rong
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the resolution to be proposed at the forthcoming AGM authorising the Company to repurchase its own securities (the "Repurchase Mandate").

1. SHARE CAPITAL

As at 24 April, 2002 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 3,666,052,900 Shares. Subject to the passing of the Ordinary Resolutions nos. 5(A), 5(B) and 5(C) and on the basis that no Shares are issued or repurchased by the Company prior to the AGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 366,605,290 Shares.

2. REASONS FOR THE REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate, repurchase would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the Company.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital and gearing position of the Company as compared with the position disclosed in its most recent audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve calendar months preceding the date of this circular were as follows:

	Highest *HK$*	Lowest *HK$*
April 2001	2.375	1.760
May 2001	2.525	2.000
June 2001	2.750	1.890
July 2001	1.960	1.510
August 2001	1.590	1.260
September 2001	1.390	0.820
October 2001	1.680	1.110
November 2001	1.760	1.460
December 2001	1.710	1.360
January 2002	1.700	1.350
February 2002	1.520	1.270
March 2002	1.520	1.260

5. GENERAL

(a) None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the Repurchase Mandate is approved by shareholders of the Company, to sell to the Company or its subsidiaries any Shares.

(b) The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

(c) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the repurchasing company increases, such increase will be treated as an acquisition of voting rights for purposes of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of a repurchasing company and thereby become obliged to make a mandatory offer in accordance with the Rule 26 of the Takeovers Code. As at 24 April, 2002 (the latest practicable date prior to the printing of this document), the Chinese Financial Education Development Foundation held 39.45 per cent. of the issued share capital of the Company. On this basis, if the Repurchase Mandate were exercised in full, percentage shareholding of the Chinese Financial Education Development Foundation in the Company will increase to approximately 43.83 per cent. of the issued share capital of the Company and will became obliged to make a mandatory offer under the Takeovers Code. However, the Directors have no intention to exercise the Repurchase Mandate to this extent. Save as aforesaid, the Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the repurchase proposal.

(d) No purchases of Shares have been made by the Company during the previous six calendar months preceding the date of this circular, whether on the Stock Exchange or otherwise.

(e) No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by shareholders of the Company.

4. 股份價格

股份於本通函刊發日期前十二個月內在聯交所所錄得之最高及最低成交價如下：

	最高價 港元	最低價 港元
二零零一年四月	2.375	1.760
二零零一年五月	2.525	2.000
二零零一年六月	2.750	1.890
二零零一年七月	1.960	1.510
二零零一年八月	1.590	1.260
二零零一年九月	1.390	0.820
二零零一年十月	1.680	1.110
二零零一年十一月	1.760	1.460
二零零一年十二月	1.710	1.360
二零零二年一月	1.700	1.350
二零零二年二月	1.520	1.270
二零零二年三月	1.520	1.260

5. 一般事項

(a) 董事（就彼等作出一切合理查詢後所知）或彼等之任何聯繫人士（定義見上市規則）目前無意在購回授權獲本公司股東批准後向本公司或其附屬公司出售任何股份。

(b) 董事已向聯交所作出承諾，彼等在行使購回授權時，會在適用情況下，將會按照上市規則及適用之百慕達法例行事。

(c) 倘購回證券導致股東在本公司投票權所佔之權益比例有所增加，就收購守則而言，該項增加將會被視作為一項收購。因此，一名股東或一群一致行動之股東可取得或聯合取得一間購回公司之控制權，而因此須按照收購守則第26條提出強制性收購建議。於二零零二年四月二十四日（即本文件付印前之最後實際可行日期），中國金融教育發展基金會持有本公司發行股本39.45%。於此基準下，倘購回授權獲全面行使，中國金融教育發展基金會之持股百份比將增加至本公司已發行股本約43.83%，並將須按照收購守則提出強制性收購建議。然而，董事並無行使購回授權至如此程度之意圖。除以上所述，據董事所知，根據購回授權購回證券不會導致出現任何收購守則所述之後果。

(d) 於本通函刊發日期前六個月內，本公司並無於聯交所或其他證券交易所購回股份。

(e) 關連人士（定義見上市規則）概無知會本公司，表示目前有意在購回授權獲本公司股東批准後將股份售予本公司，或已承諾不會將股份售予本公司。

本附錄乃根據上市規則作為說明函件，向　閣下提供所需資料，以供　閣下考慮是否贊成於即將召開之股東週年大會提呈授權本公司股回其本身證券(「購回一般授權」)之決議案。

1. 股本

於二零零二年四月二十四日(即本通函附印前之最後實際可行日期)，本公司已發行股本為3,666,052,900股股份。待第5(A)、5(B)及5(C)普通決議案獲通過後，並假設本公司於召開股東週年大會前並無發行或購回股份，則本公司根據購回授權最多可購回366,605,290股股份。

2. 購回之理由

董事相信，購回授權乃符合本公司及其股東之最佳利益。該等購回授權之行使可提高每股資產淨值及／或每股盈利，惟須視乎當時之市況及資金安排而定，而董事僅會在相信此等購回會對本公司及其股東有利之情況下，方會作出。

3. 購回證券之資金來源

根據購回授權，購回證券之資金應全部來自可合法撥作購回用途之現金流量及營運資金。

購回授權獲全面行使，可能會對本公司之營運資金及／或資本負債水平(與所披露最新近經審核賬目之情況相比)構成重大不利影響。然而，董事不擬在對本集團之營運資金或資產負債水平構成重大不利影響之情況下購回股份。

十二日已發行股本總面值10%為限，以及(b)配發、發行及處理數額不超過(i)於二零零一年六月二十二日已發行股份20%；加上(ii)(根據聯交所證券上市規則(「上市規則」)之規定，獲獨立普通決議案授權者)本公司根據上文(a)項授出之授權購回任何股份之總面值之股份。於二零零一年六月二十二日所給予之一般授權將於二零零二年六月二十八日上午九時正假座香港灣仔港灣道一號君悦酒店召開之應屆股東週年大會(「股東週年大會」)結束時失效。收錄於本公司二零零一年年報內之股東週年大會通告(「週年大會通告」)已隨本通函寄發予　閣下。

建議授權購回及發行股份

本通函旨在尋求　閣下批准通過將於本公司股東週年大會提呈之有關普通決議案(「普通決議案」)，該等決議案乃有關延續授予董事上述一般授權，以便董事購回股份，數額以於股東週年大會日期本公司已發行股本總面值10%為限，以及配發及發行股份，數額不超過於股東週年大會日期已發行股份20%並延續該一般授權以便董事配發及發行額外所購回之股份。一般授權有效期將於(i)本公司下屆股東週年大會結束時；或(ii)根據本公司公司細則或任何百慕達適用法例須舉行下屆股東週年大會之期限屆滿時；或(iii)本公司股東在股東大會上通過普通決議案撤回或修訂該項授權時(以三者中之最早日期為準)屆滿。

普通決議案之全文載於召開股東週年大會通告之第5(A)、5(B)及5(C)項決議案。茲附上適用於股東週年大會之代表委任表格。無論　閣下是否有意親身出席大會，務請盡快根據表格上之指示將該表格填妥及交回本公司之股份過戶登記分處香港中央證券登記有限公司。惟無論如何是最遲須於股東週年大會指定舉行時間四十八小時前送達填妥及交回代表委任表格之股東仍可出席股東週年大會並於會上投票。

推薦建議

董事認為，延續發行及購回股份之一般授權乃符合本公司及各股東(「股東」)之最佳利益。因此，董事建議　閣下投票贊成在即將舉行之股東週年大會上提呈之所有決議案。董事擬就有關彼等於本公司之股權投票贊成所有該等決議案。

上市規則規定須向股東寄發有關本附錄所載之建議購回股份一般授權之說明文件(「說明文件」)。

此致

列位股東　台照

主席
仰　融

二零零二年四月二十五日

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名之華晨中國汽車控股有限公司股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

（華晨中國汽車控股有限公司）*

（於百慕達註冊成立之有限公司）

董事：

執行董事
仰　融
吳小安
蘇　強
洪　星
楊茂曾
何　濤

獨立非執行董事
魏盛鴻
黃安江
易敏利

註冊辦事處：
Cedar House
41 Cedar Avenue
Hanilton HM 12
Bermuda

總辦事處暨主要營業地點：
香港
灣仔
港灣道23號
鷹君中心23樓
2303－2306室

敬啓者：

購回及發行股份之一般授權

緒言

於二零零一年六月二十二日舉行之華晨汽車控股有限公司（「本公司」）股東週年大會上，本公司通過普通決議案授予本公司董事（「董事」）一般授權，以(a)行使本公司權力購回本公司於香港聯合交易所有限公司（「聯交所」）上市之股份（「股份」），數額以於二零零一年六月二

* 僅供識別

64

6

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult a stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ADOPTION OF NEW SHARE OPTION SCHEME

AND

PROPOSED AMENDMENTS TO THE BYE-LAWS

A notice convening a special general meeting of Brilliance China Automotive Holdings Limited to be held at the Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong on Friday, 28 June 2002 immediately after closing of the annual general meeting to be held at 9:00 a.m. on the same date or any adjournment thereof, is set out on pages 17 to 21 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the office of the branch share registrars of the Company, Central Registration Hong Kong Limited, at Rooms 1901–1905, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not prevent shareholders from attending and voting at the meeting if they so wish.

21 May 2002

65

CONTENTS

Page

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"associates"	has the same meaning as ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Bye-Laws"	the Bye-laws of the Company;
"Companies Act"	Companies Act 1981 of Bermuda (as amended);
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"Company"	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the New York Stock Exchange, Inc. and the HKSE;
"connected person"	has the same meaning as ascribed in the Listing Rules;
"Directors"	directors of the Company;
"Eligible Employees"	means any employee of and persons to whom an offer of employment has been made (whether full time or part time employee, including any executive directors but not any non-executive director) by the Company, its Subsidiaries or any Invested Entity;
"Eligible Grantees"	any full-time employee of the Company or any subsidiary of the Company, including an executive director but excluding a non-executive and independent non-executive director of the Company or any of its subsidiaries, who accepts an offer of the grant of an option in accordance with the terms of the Existing Share Option Scheme or (where the context so permits) a person entitled to any such option in consequence of the death of the original grantee who are eligible for granting Options under the Existing Share Option Scheme;
"Existing Share Option Scheme"	the existing share option scheme of the Company which was adopted by the Company on 18 September 1999 and come into effect on 20 October 1999 and expiring on 19 October 2009;
"Group"	the Company and its Subsidiaries;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Invested Entity"	any entity in which the Group holds any equity interest;
"Latest Practicable Date"	17 May 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the HKSE;

"New Share Option Scheme"	the share option scheme proposed to be adopted by the Company at the SGM, a summary of the principal terms of which is set out in the Appendix;
"Option"	options granted to the Eligible Grantees under the Existing Share Option Scheme or the Participants under the New Share Option Scheme, as the context requires;
"Ordinary Resolution"	the ordinary resolution to be proposed at the SGM in order to consider for the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme as set out in the notice for the SGM;
"Participants"	any person belonging to any of the following classes of participants: (aa) any Eligible Employee; (bb) any non-executive director (including independent non-executive directors) of the Company, any of its Subsidiaries or any Invested Entity; (cc) any supplier of goods or services to any member of the Group or any Invested Entity; (dd) any customer of the Group or any Invested Entity; (ee) any person or entity acting in their capacities as advisers or consultants that provides research, development or other technological support to the Group or any Invested Entity; and (ff) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity determined by the Directors as having contributed or may contribute to the development and growth of the Group and any Invested Entity;
"SGM"	the special general meeting of the Company to be held at the Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong on Friday, 28 June 2002 immediately after closing of the annual general meeting to be held at 9:00 a.m. on the same date or any adjournment thereof, to consider and, if appropriate, to approve the Ordinary Resolution and the Special Resolution, the notice of which is set out on pages 17 to 21 of this circular, or any adjournment thereof;
"Share(s)"	share(s) of US$0.01 each in the capital of the Company or if there has been a sub-division, consolidation, reclassification of or reconstruction of the share capital of the Company, shares forming part of the ordinary equity share capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);

"Special Resolution"	the special resolution to be proposed and passed at the SGM in order to consider the proposed amendments to be made to the Bye-Laws as set out in the notice for the SGM;
"Subsidiary"	a subsidiary for the time being of the Company (within the meaning of Section 2 of the Companies Ordinance), whether incorporated in Hong Kong or elsewhere;
"HK$" and "cents"	Hong Kong dollars and cents, the lawful currency of Hong Kong; and
"US$"	United States dollars, the lawful currency of United States of America.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Yang Rong
Wu Xiao An
Su Qiang
Hong Xing
Yang Mao Zeng
He Tao

Independent Non-executive Directors:
Wei Sheng Hong
Huang Anjiang
Yi Min Li

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Suites 2303–2306, 23rd Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

21 May 2002

To the Shareholders

ADOPTION OF NEW SHARE OPTION SCHEME AND PROPOSED AMENDMENTS TO THE BYE-LAWS

Dear Sir or Madam,

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the following resolutions to be proposed at the SGM of the Company to be held on 28 June 2002 relating to:

(A) the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme; and

(B) amendments to the Bye-Laws of the Company.

2. ADOPTION OF NEW SHARE OPTION SCHEME

Introduction

On 23 August 2001, the HKSE announced amendments to Chapter 17 of the Listing Rules, which came into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the HKSE, the Board considers that it is in the interests of the Company to terminate the Existing Share Option Scheme and to adopt the New Share Option Scheme. Accordingly, the Company on 9 May 2002 announced its intention to adopt the New Share Option Scheme and to terminate the Existing Share Option Scheme.

The New Share Option Scheme

At the SGM, an ordinary resolution will be proposed for the Company to approve the adoption of the New Share Option Scheme for the Participants pursuant to which the Participants may be granted options to subscribe for Shares upon and subject to the terms and conditions of the rules of the New Share Option Scheme.

A summary of the principal terms of the rules of the New Share Option Scheme which is proposed to be approved and adopted by the Company at the SGM is set out in the Appendix entitled "The Principal Terms of the New Share Option Scheme" at page 10 to 16 to this circular. A copy of the rules of the New Share Option Scheme is available for inspection at the principal place of business of the Company at Suites 2303–2306, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong during normal business hours from the date hereof up to and including 28 June 2002.

On 18 September 1999, the Company adopted the Existing Share Option Scheme for the Eligible Grantees pursuant to which options to subscribe for an aggregate of up to ten per cent. of the issued share capital of the Company from time to time. As at the Latest Practicable Date, the issued share capital of the Company is 3,666,052,900 Shares. Under the Existing Share Option Scheme, the Company can grant Options to subscribe up to 366,605,290 Shares to the Eligible Grantees, representing ten per cent. of the issued share capital of the Company without taking into account any Shares issued and allotted pursuant to the exercise of Options granted under the Existing Share Option Scheme. As at the Latest Practicable Date, there are Options to subscribe for up to 30,445,290 Shares available to be granted by the Directors under the Existing Share Option Scheme.

The New Share Option Scheme is conditional upon:

(i) the passing of the Ordinary Resolution; and

(ii) the listing committee of HKSE granting the listing of, and permission to deal in any new shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme; and

(iii) if applicable, the Bermuda Monetary Authority granting approval in respect of the granting of options to subscribe for new Shares under the New Share Option Scheme and the allotment and issue of new Shares upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme.

The Existing Share Option Scheme will be terminated on the New Share Option Scheme coming into effect upon the fulfillment of the conditions set out above. Upon termination of the Existing Share Option Scheme, no further options will be granted thereunder but in all other respects, the provisions of the Existing Share Option Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith. As at the Latest Practicable Date, the Company had granted Options to subscribe for a total of 336,160,000 Shares under the Existing Share Option Scheme to the Eligible Grantees, of which Options to subscribe for 304,360,000 Shares have been exercised, Options to subscribe for 31,800,000 Shares remained outstanding. No option has been cancelled or lapsed in accordance with the terms of the Existing Share Option Scheme.

Based on the existing share capital of the Company of 3,666,052,900 Shares was at the date of the SGM and taking into account the Options that have been granted under the terms and conditions of the Existing Share Option Scheme, Options to subscribe for up to 366,605,290 Shares may be granted to the Participants under the New Share Option Scheme under Rule 17.03(3) of the Listing Rules, should the New Share Option Scheme be adopted, representing approximately 10% of the issued share capital of the Company as at the date of the SGM.

The Directors consider that it is not appropriate to state the value of all the Options that can be granted under the New Share Option Scheme as if they had been granted at the Latest Practicable Date prior to the approval of the New Share Option Scheme given that the variable which are critical for the calculation of the value of such Options cannot be determined. The variables which are critical for the determination of the value of such Options include, the subscription price for the Shares upon the exercise of the subscription rights attaching to the Options, whether or not Options will be granted under the New Share Option Scheme and the timing of the granting of such Options, the period during which the subscription rights may be exercised, the discretion of the Board to impose any performance target that has to be achieved before the subscription right attaching to the Options can be exercised and any other conditions that the Board imposed on the Options and whether or not such Options if granted will be exercised by the Eligible Grantees. The subscription price payable for the Shares depends on the price of the Shares as quoted on the HKSE, which in turn depends on when the Board is to grant Options under the New Share Option Scheme. With a scheme life of ten years, the Board is of the view that it is too premature to state whether or not Options will be granted under the New Share Option Scheme, and if so, the number of Options that may be granted. It is also difficult to ascertain with accuracy the subscription price of the Shares given the volatility the Share price may be subject to during the 10-year life span of the New Share Option Scheme. Based on these premises, the Directors are of the view that the value of the Options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis and speculative assumptions. Accordingly, the Directors believe that any calculation of the value of the Options will not be meaningful and may be misleading to Shareholders in the circumstances.

Application for listing

Application has been made to the listing committee of HKSE for the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of any Options that may be granted under the New Share Option Scheme.

Reasons for adopting the New Share Option Scheme

The purpose of the New Share Option Scheme is to provide incentives or rewards to Participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any Invested Entity.

The New Share Option Scheme permits the Company to grant Options to a wider category of Participants, and not just the Eligible Grantees as under the Existing Share Option Scheme. Under the rules of the New Share Option Scheme, the Board has discretion to set a minimum period for which an Option has to be held before the exercise of the subscription rights attaching thereto. This discretion allows the Board to provide incentives to a Participant to remain as a Participant during the minimum period and thereby enable the Group or the relevant Invested Entity to continue to benefit from the services of such Participant during such period. This discretion, couple with the power of the Board to impose any performance target as it consider appropriate before any Option can be exercised, enables the Group to provide incentives to the Participants to use their best endeavours in assist in the growth and development of the Group. Although the New Share Option Scheme does not provide for the granting of Options with right to subscribe for Shares at a discount to the trading price of the Shares on the HKSE, the Directors are of the view that the flexibility given to the Board in granting Options to Participants, other than the Eligible Grantees and to impose minimum period for which the Options have to be held and performance targets that have to be achieved before the Options can be exercised, will place the Group in a better position to attract human resources that are valuable to the growth and development of the Group as whole, than the Existing Share Option Scheme.

An announcement will be made by the Company on the results of the SGM.

3. AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

Introduction

Until the recently change to the Companies Ordinance, it was necessary for the Company to send each Shareholders a copy of the complete annual report and accounts (each, a "**Long Form Report**"). On 4 January 2002, Companies (Amendment) Ordinance 2001 came into force in Hong Kong which permits companies to offer shareholders a chance to elect to receive, in place of the Long Form Report ("**Summary Financial Report**"). The Summary Financial Report is a document that contains all the information and particulars contained on the face of the Company's balance sheet and profit and loss account, together with key information from the Long Form Reports. The Summary Financial Report only gives a summary of the information and particulars contained in the Long Form Reports, from which it is derived and summarizes the Long Form Report. The new law also allows companies to offer shareholders the opportunity to choose not to receive a printed copy of either the Long Form Report or the Summary Financial Report and to rely instead on the versions of those documents that will be published on the company's website.

Following the aforesaid amendments to the Companies Ordinance, the Stock Exchange has on 17 February 2002 announced amendments to the Listing Rules to permit the listed companies to distribute Summary Financial Report in place of the Long Form Report, provided that they ascertain the wishes of the shareholders and comply with the relevant legal requirements of their place of incorporation and provisions of their constitutional documents. The rule amendments are effective for annual reports in respect of accounting periods ending on or after 31 October 2001. The Board further notes that the Stock Exchange has on 5 February 2002 announced amendments to the Listing Rules which have come into effect on 15 February 2002 which permits listed companies to send or otherwise make available corporate communications to shareholders using electronic means with their prior approval if this would be allowed under applicable laws and regulations and the listed companies' own constitutional documents.

The current laws of Bermuda do not allow a company incorporated in Bermuda to provide to its shareholders the Summary Financial Report in place of the Long Form Report and there is no current proposal to change the law in Bermuda to permit companies incorporated in Bermuda to do so. However, the Directors are of the view that amendments to the Bye-Laws should be proposed in order to allow the Company to take advantage of the recent changes to the Listing Rules once it is permissible under Bermuda law to send to shareholders of a Bermuda incorporated company the Summary Financial Report in place of the Long Form Report. Subject to the Electronic Transactions Act 1999, a company incorporated in Bermuda can make available to its shareholders corporate communications using electronic means.

The proposed amendments

The Directors therefore propose to amend the Bye-Laws to permit the Company to take advantage of the recent changes to the Listing Rules by allowing Shareholders to choose to receive the Summary Financial Reports in place of the Long Form Reports once it is permissible to do so under Bermuda law and to receive copies of corporate communication by electronic means or relying on the versions of those documents published on the Company's website instead of printed copies of those documents. Even if Shareholders vote in favour of the special resolution, they will continue to receive printed copies of the Long Form Reports. Subsequent to the passing of the special resolution and when it is permissible under the laws of Bermuda to receive Summary Financial Report in place of the Long Form Report., it is intended that the Company will send the Shareholders a circular to invite them to elect (i) to receive the Summary Financial Reports in place of the Long Form Reports or (ii) to receive the Long Form Reports; and (i) to receive printed copies of either the Long Form Reports or the Summary Financial Report; (ii) to receive copies of those documents by electronic means; or (iii) to rely on the copies posted on the Company's website in place of being sent a printed copy of either document.

To further make use of the current change of the Listing Rules which permit all corporate communications of a listed company to be sent in either English or Chinese only, in case the Shareholders indicate to receive a printed copy of either document and once it is permissible under the laws of Bermuda, the Company will also in the said circular ask the Shareholders to elect to receive the English language version only or both of the Chinese language version and the English language version thereof. When sending the circular to ascertain the wishes of Shareholders the Company will take appropriate steps to comply with relevant legislation or regulation including the Company (Amendment) Ordinance 2001 and the Company (Summary of Financial Reports of Listed Company) Regulation.

In its present form, Bye-Law 162(B) of the Company does not permit the Company to distribute the Summary Financial Report to Shareholders who would prefer to receive that document in place of the Long Form Reports. Bye-Laws 162(B) and 167 also prevent any Shareholders from receiving the notice or document to be given or issued by the Company by electronic means and relying on the Company's website in preference to receiving a printed copy of either the Long Form Reports or the Summary Financial Report. Consequently, special resolution to amend Bye-Laws 162(B) and 167 will be proposed at the SGM. Related amendments would also be proposed to be made to Bye-Laws 1 and 169. If this special resolution is passed and in compliance with the Listing Rules and when it is permissible under the laws of Bermuda, the Company will be able to offer Shareholders the chance to receive the Summary Financial Report in place of the Long Form Reports and to receive notices or documents to be given or issued by the Company by electronic means as well as the opportunity to rely on the versions of the Summary Financial Report and the Long Form Reports that will be published on the Company's website rather than receiving a printed copy of either document.

Reasons for amendments to the Bye-Laws

Last year's Directors' report and Auditor's report (together the "**Annual Report**") (both English and Chinese versions) ran to about 156 pages and the costs to the Company of printing, dispatching and posting the Annual Report to Shareholders and others have previously been high. The Company wishes to save costs for the benefit of the Shareholders. Significant costs savings could be enjoyed by the Company by virtue of the proposed amendment to the Bye-Laws.

The special resolution will be approved if it is passed by a majority not less than 75 per cent. of the votes cast by such members as, being entitled so to do, vote in person or by duly appointed corporate representative or by proxy at the SGM.

4. SPECIAL GENERAL MEETING

A notice convening the SGM of the Company to be held at the Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong on 28 June 2002 immediately after the closing of the annual general meeting to be held at 9:00 a.m. on the same date or any adjournment thereof and a form of proxy for use at the SGM is therein enclosed.

There is enclosed a form of proxy for use at the SGM. Whether or not the Shareholders intend to be present at the SGM, they are requested to complete the form of proxy and return it to the office of the branch share registrars of the Company, Central Registration Hong Kong Limited, at Rooms 1901–1905, Hopewell Centre, 183 Queen's Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the SGM. Completion and delivery of the form of proxy will not prevent the Shareholders from attending, and voting at the SGM if they so wish.

5. RECOMMENDATION

Having considered the reasons set out herein, the Directors consider that the proposed ordinary resolution for the adoption of the New Share Option Scheme and the proposed special resolution for the amendments to the Bye-Laws are in the interests of the Company, and in particular, the Group as a whole. The Directors therefore recommend the Shareholders to vote in favour of the Ordinary Resolution and the Special Resolution.

6. GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Yang Rong
Chairman

This Appendix summarises the principal terms of the New Share Option Scheme. Capitalised terms within this summary, where not specifically referred shall take the meaning as in the proposed New Share Option Scheme.

(a) PURPOSE OF THE SCHEME

The purpose of the New Share Option Scheme is to provide incentives or rewards to participant thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any Invested Entity.

(b) WHO MAY JOIN

The Directors may, at their absolute discretion, invite any person belonging to any of the following classes of Participants, to take up options to subscribe for Shares:

(aa) any Eligible Employee;

(bb) any non-executive director (including independent non-executive directors) of the Company, any of its subsidiaries or any Invested Entity;

(cc) any supplier of goods or services to any member of the Group or any Invested Entity;

(dd) any customer of the Group or any Invested Entity;

(ee) any person or entity acting in their capacities as advisers or consultants that provides research, development or other technological support to the Group or any Invested Entity; and

(ff) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity determined by the Directors as having contributed or may contribute to the development and growth of the Group and any Invested Entity.

and, for the purposes of the New Share Option Scheme, the options may be granted to any company wholly owned by one or more persons belonging to any of the above classes of Participants or any discretionary object of a Participant which is a discretionary trust. For the avoidance of doubt, the grant of any Options by the Company for the subscription of Shares or other securities of the Group to any person who fall within any of the above classes of Participants shall not, by itself, unless the Directors have otherwise determined, be construed as a grant of an Option under the New Share Option Scheme.

The basis of eligibility of any of the above class of Participants to the grant of any Options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Group and any Invested Entity.

(c) MAXIMUM NUMBER OF SHARES

(aa) The maximum number of Shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme of the Company must not in aggregate exceed 30 per cent. of the issued share capital of the Company from time to time.

(bb) The total number of Shares which may be issued upon exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of the New Share Option Scheme and any other share option scheme of the Company) to be granted under the New Share Option Scheme and any other share option scheme of the Group must not in aggregate exceed 366,605,290 Shares, being 10 per cent. of the Shares in issue as at the day of the passing of the Ordinary Resolution (the "General Scheme Limit").

(cc) Subject to (aa) above and without prejudice to (dd) below, the Company may seek approval of the Shareholders in general meeting to refresh the General Scheme Limit provided that the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme of the Company must not exceed 10 per cent. of the Shares in issue as at the date of approval of the limit and for the purpose of calculating the limit, options previously granted under the New Option Scheme or any other share option scheme of the Company (including those outstanding, cancelled, lapsed or exercised in accordance with the New Share Option Scheme and any other share option scheme of the Company) will not be counted.

(dd) Subject to (aa) above and without prejudice to (cc) above, the Company may issue a circular to the Shareholders and seek separate Shareholders' approval in general meeting to grant Options beyond the General Scheme Limit or, if applicable, the limit referred to in (cc) above to Participants specifically identified by the Company before such approval is sought.

(d) MAXIMUM ENTITLEMENT OF EACH PARTICIPANT

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Share Option Scheme and any other share option scheme of the Company (including both exercised or outstanding options) to each Participant in any 12-month period shall not exceed 1 per cent. of the issued share capital of the Company for the time being (the "Individual Limit"). Any further grant of options in excess of the Individual Limit in any 12-month period up to and including the date of such further grant, shall be subject to the issue of a circular to the Shareholders and the Shareholders' approval in general meeting of the Company with such Participant and his associates abstaining from voting.

(e) GRANT OF OPTIONS TO CONNECTED PERSONS

(aa) Any grant of Options under the New Share Option Scheme to a director, chief executive (other than a proposed director or a proposed chief executive of the Company) or substantial shareholder of the Company or any of their respective associates must be approved by independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Options).

(bb) In the event of any change in the terms of Options granted to a substantial shareholder or an independent non-executive of the Company or any of their respective associates; or where any grant of options to a substantial shareholder or an independent non-executive Director, or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(i) representing in aggregate over 0.1 per cent. of the Shares in issue; and

(ii) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5,000,000,

such further grant of options must be approved by the Shareholders. The Company must send a circular to the Shareholders. All connected persons of the Company must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such options must be taken on a poll.

(f) TIME OF ACCEPTANCE AND EXERCISE OF AN OPTION

An offer of grant of an Option may be accepted by a Participant within 28 days from the date of the offer of grant of the Option. A consideration of HK$1 is payable on acceptance of the offer of grant of an Option.

An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period to be determined and notified by the Directors to each grantee, which period may commence on the date on which the offer for the grant of Options is made but shall end in any event not later than 10 years from the date of grant of the Option subject to the provisions for early termination thereof. Except otherwise notified by the Directors to each grantee, there is no provision in the New Share Option Scheme for a minimum period for holding the Option prior to the exercise of the subscription rights attaching thereto.

(g) PERFORMANCE TARGETS

Unless the Directors otherwise determine and state in the offer of the grant of Options to a Participant, a Participant is not required to achieve any performance targets before any Options granted under the New Share Option Scheme can be exercised.

(h) SUBSCRIPTION PRICE FOR SHARES

The subscription price per Shares under the New Share Option Scheme shall be a price determined by the Directors, but shall not be lower than the higher of (i) the closing price of Shares as stated in the HKSE's daily quotation sheet on the date of the offer of grant, which must be a trading day; (ii) the average closing price of Shares as stated in the HKSE's daily quotation sheet for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a Share. Without prejudice to the generality of the foregoing, the Directors may grant Options in respect of which the subscription price is fixed at different prices for each different period during the option period provided that the subscription price per Share for each of the different period shall not be less than the subscription price determined in the aforesaid manner.

(i) RANKING OF SHARES

(aa) Shares allotted upon the exercise of an Option will be subject to all the provisions of the bye-laws of the Company and will rank pari passu in all respects with the fully paid Shares in issue as from the day when the name of the grantee is registered on the register of members of the Company and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date when the name of the grantee is registered on the register of members of the Company other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date when the name of the grantee is registered on the register of members of the Company, provided always that when the date of exercise of the Option falls on a day upon which the register of members of the Company is closed then the exercise of the Option shall become effective on the first business day in Hong Kong on which the register of members of the Company is re-opened. A Share allotted upon the exercise of an Option shall not carry voting rights until the completion of the registration of the grantee as the holder thereof.

(bb) Unless the context otherwise requires, references to "Shares" in this paragraph include references to shares in the ordinary equity share capital of the Company of such nominal amount as shall result from a sub-division, consolidation, re-classification or reduction of the share capital of the Company from time to time.

(j) RESTRICTIONS ON THE TIME OF GRANT OF OPTIONS

No offer for grant of Options shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the Directors for the approval of the Company's interim or annual results, and (ii) the last date on which the Company must publish its interim or annual results announcement under its listing agreement with the HKSE and ending on the date of the announcement of the results, no Option may be granted.

The Directors may not grant any Option to a Participant who is a Director during the periods or times in which Directors are prohibited from dealing in Shares pursuant to the Model Code for Securities Transactions by Directors of Listed Companies prescribed by the Listing Rules or any corresponding code or securities dealing restrictions adopted by the Company.

(k) PERIOD OF THE NEW SHARE OPTION SCHEME

The New Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the New Share Option Scheme becomes unconditional.

(l) RIGHTS ON CEASING EMPLOYMENT

If the grantee of an Option is an Eligible Employee and ceases to be an Eligible Employee for any reason other than death or for serious misconduct or other grounds referred to in sub-paragraph (n) below before exercising his option in full, the grantee may exercise the Option up to his or her entitlement at the date of cessation within the period of 1 month following the date of cessation in whole or in part (to the extent not already exercised) which date of cessation will be taken to be the last actual working day of the Eligible Employee with the Group or the Invested Entity whether salary is paid in lieu of notice or not.

(m) RIGHTS ON DEATH

If the grantee of an option is an Eligible Employee and ceases to be an Eligible Employee by reason of his or her death before exercising the Option in full, his or her personal representative(s) may exercise the Option (to the extent not already exercised) in full within a period of 12 months, following the date of death or such longer period as the Board may determine.

(n) RIGHTS ON DISMISSAL

If the grantee of an option is an Eligible Employee and ceases to be an Eligible Employee by reason that he has been guilty of misconduct or has committed an act of bankruptcy or has become insolvent or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or (if so determined by the Board) on any ground on which an employer would be entitled to terminate his or her employment at common law or pursuant to any applicable laws or under the Eligible Employee's service contract with the Company or the relevant Subsidiary or the relevant Invested Entity, his or her Option will lapse automatically on the date the Eligible Employee ceases to be an Eligible Employee.

(o) RIGHTS ON BREACH OF CONTRACT

If the Directors at their absolute discretion determine that the grantee of any Option (other than an Eligible Employee) or his or her associate has committed any breach of any contract entered into between the grantee or his or her associate on the one part and the Group or any Invested Entity on the other part or that the grantee has committed any act of bankruptcy or has become insolvent or is subject to any winding-up, liquidation or analogous proceedings or has made any arrangement or composition with his or her creditors generally, the Directors shall determine that the outstanding Option granted to the grantee shall lapse. In such event, his or her option will lapse automatically and will not in any event be exercisable on or after the date on which the Directors have so determined.

(p) RIGHTS ON A GENERAL OFFER

In the event of a general offer, whether by way of take-over offer, share re-purchase offer or scheme of arrangement or otherwise in like manner, is made to all the holders of Shares, or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror, the Company shall use its best endeavours to procure that such offer is extended to all the grantees on the same terms, mutatis mutandis, and assuming that they will become, by the exercise in full of the Options granted to them, shareholders of the Company. If such offer, having been approved in accordance with applicable laws and regulatory requirements becomes, or is declared unconditional, the Grantee (or his or her legal personal representative(s)) shall be entitled to exercise the Option in full at any time within 14 days after the date on which such general offer becomes or is declared unconditional. Subject to the above, an Option will lapse automatically on the date on which such offer (or, as the case may be, revised offer) closes.

(q) RIGHTS ON WINDING UP

In the event of an effective resolution being passed for the voluntarily winding-up of the Company or an order of the court is made for the winding-up of the Company, the Grantee (or his or her legal personal representative(s)) may by notice in writing to the Company within 21 days after the date of such resolution elect to be treated as if the Option had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in the notice, such notice to be accompanied by a remittance for the full amount of the aggregate Subscription Price for the Shares in respect of which the notice is given, whereupon the Grantee will be entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares the subject of such election. Subject to the above, an Option will lapse automatically on the date of the commencement of the winding-up of the Company.

(r) RIGHTS ON COMPROMISE OR ARRANGEMENT BETWEEN THE COMPANY AND ITS CREDITORS

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, the Company shall give notice thereof to all Grantees on the same date as it dispatches to each member or creditor of the Company a notice summoning the meeting to consider such a compromise or arrangement, and thereupon each Grantee (or where permitted under sub-paragraph (m), his or her legal personal representative(s)) shall be entitled to exercise all or any of his Options in whole or in part at any time prior to 12 noon on the day immediately preceding the date of the meeting directed to be convened by the Court for the purposes of considering such compromise or arrangement. With effect from the date of such meeting, the rights of all Grantees to exercise their respective Options shall forthwith be suspended. Upon such compromise or arrangement becoming effective, all Options shall, to the extent that they have not been exercised, lapse and terminate. If for any reason such compromise or arrangement is not approved by the Court (whether upon the terms presented to the Court or upon any other terms as may be approved by such Court) the rights of Grantees to exercise their respective Options shall with effect from the date of the making of the order by the Court be restored in full and shall thereupon become exercisable (but subject to the other terms of the Scheme) as if such compromise or arrangement had not been proposed by the Company and no claim shall lie against the Company or any of its officers for any loss or damage sustained by any Grantee as a result of the aforesaid suspension. Subject to the above, an Option will lapse automatically on the date the proposed compromise or arrangement becomes effective.

(s) ADJUSTMENTS TO THE SUBSCRIPTION PRICE

In the event of any alteration in the capital structure (including a capitalisation of profits or reserves, rights issue or similar offer of securities to holders of Shares, consolidation, sub-division or reduction or similar reorganization of the share capital of the Company) of the Company whilst an option remains exercisable, such corresponding alterations (if any) certified by the auditors for the time being of or an independent financial adviser to the Company as fair and reasonable will be made to the number of Shares subject to the option so far as unexercised and/or the subscription price for Shares and/or the method of exercise of the option concerned and/or the maximum number of shares referred to in Clauses (c) and (d) herein, provided that (i) any alteration shall give a grantee the same proportion of the issued share capital to which he was entitled prior to such alteration and that the aggregate subscription price payable by a grantee on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) as it was before such event; (ii) no alteration shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and (iii) no such adjustment will be required in circumstances whether there is an issue of Shares or other securities of the Group as consideration in a transaction. In addition, in respect of any such alteration, other than any made on a capitalisation issue, such auditors or independent financial adviser must confirm to the Directors in writing that the alteration satisfy the requirements of the relevant provision of the Listing Rules.

(t) CANCELLATION OF OPTIONS

Any cancellation of Options granted but not exercised must be approved by the Board and the Shareholders in general meeting, with Participants and their associates abstaining from voting. Where the Company cancels Options and issues new ones to the same grantee, the issue of such new Options may only be made if the available unissued Options (excluding the cancelled Options) are within the General Scheme Limit referred to in sub-paragraph (bb) of the paragraph headed "Maximum Number of Shares" above.

(u) TERMINATION OF THE NEW SHARE OPTION SCHEME

The Company may by resolution in general meeting at any time terminate the New Share Option Scheme and in such event no further Options shall be offered but in all other respects the provisions of the New Share Option Scheme shall remain in force to the extent necessary to give effect to the exercise of any options (to the extent not already exercised) granted prior to the termination or otherwise as may be required in accordance with the provisions of the New Share Option Scheme. Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the New Share Option Scheme.

(v) RIGHTS ARE PERSONAL TO THE GRANTEE

An Option is personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option. Any breach of the foregoing shall entitle the Company to cancel any outstanding Option or part thereof granted to such grantee.

(w) LAPSE OF OPTION

An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(aa) the expiry of the period referred to paragraph (l) and (m);

(bb) the expiry of the periods or dates referred to in paragraphs (k), (n), (o), (p), (q) and (r); and

(cc) the date on which a breach of the provision restriction on transfer and assignment of an Option referred to in paragraph (v) is committed.

(x) OTHERS

(aa) The terms and conditions of the New Share Option Scheme relating to the matters set out in Rule 17.03 of the Listing Rules shall not be altered except with the approval of the Shareholders in general meeting.

(bb) Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of Options granted must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme.

(cc) The amended terms of the New Share Option Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(dd) Any change to the authority of the Board in relation to any alteration to the terms of the New Share Option Scheme shall be approved by the Shareholders in general meeting.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited ("Company") will be held at the Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong on 28 June 2002 immediately after the closing of the annual general meeting to be held at 9:00 a.m. on the same date or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as an Ordinary Resolution No. 1 and a Special Resolution No. 2 of the Company:

ORDINARY RESOLUTION NO. 1

1. "THAT conditional on the listing committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchanges") granting listing of, and permission to deal in, the shares of US$0.01 each in the capital of the Company ("Shares") which may fall to be issued pursuant to the share option scheme (a copy of which is produced to the meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) ("New Share Option Scheme") and if applicable, the Bermuda Monetary Authority granting approval in respect of the granting of options to subscribe for new Shares under the New Share Option Scheme and the issue and allotment of new Shares upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme, the New Share Option Scheme be and is hereby approved and adopted by the Company and with effect from the date of the New Share Option Scheme becoming unconditional and effective, the existing share option scheme of the Company which was adopted by the Company on 18 September 1999 be terminated therefrom and the directors of the Company ("Directors") be and are hereby authorised to allot and issue Shares pursuant to the exercise of any options which may fall to be granted under the New Share Option Scheme, and that to the extent permissible under the bye-laws of the Company, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the rules of the New Share Option Scheme, the Directors may vote in respect of any resolution(s) under or affecting the New Share Option Scheme (including the granting of options thereunder or approving the allotment and issue of Shares upon exercise of options thereunder) notwithstanding any interest(s) of any Director(s)."

SPECIAL RESOLUTION NO. 2

2. "THAT the Bye-Laws of the Company be amended as follows:

   (A) By adding the following new definitions and references, within appropriate alphabetical order, to Bye-Law 1(A):

   ""address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Bye-Laws";

""electronic" shall mean relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities and such other meanings as given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time";

""Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (as amended from time to time)";

""Summary Financial Reports" shall mean the summary financial report which is derived from and summarises the complete annual Directors' report and the Auditors' report and as defined in the Companies Ordinance, Chapter 32 of Laws of Hong Kong.""

(B) By deleting the existing definition of "Statutes" in Bye-Law 1(A) and substituting therefore the following new definition:

""Statutes" shall mean the Companies Act and any other act (as amended from time to time) for the time being in force of the Legislature of Bermuda applying to or affecting the Company, the Memorandum of Association and/or these presents and shall include the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time."

(C) By deleting the existing Bye-Law 162(B) and substituting therefor the following Bye-Law:

"(B) Every balance sheet of the Company shall be signed on behalf of the Board by two of the Directors and subject to paragraph (C) below, a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a copy of the Directors' report and a copy of the Auditors' reports or alternatively, a Summary Financial Report in place of the Directors' report and the Auditors' report (provided that prior consent has been obtained from the shareholder and to the extent allowed by the Statutes and other relevant legislations, regulations the Listing Rules and any rules prescribed by the Stock Exchange in the Relevant Territory), shall not less than twenty-one days before the date of the meeting be sent using electronic means (provided that prior consent has been obtained from the shareholder) or by post in a prepaid envelope or wrapper or by delivery or by leaving it at such registered address as appearing in the register or served personally or otherwise made available by the Company using electronic means to every shareholder of, and every holder of debentures of, the Company and every other person entitled to receive notices of general meetings of the Company under the provisions of the Companies Act or these Bye-Laws, provided that this Bye-Law shall not require a copy of those documents to be sent, served or otherwise made available to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures, but any shareholder or holder of debentures to whom a copy of those documents has not been sent, served or otherwise made available to shall be entitled to receive a copy free of charge on application at the Head Office or the Registration Office. If all or any of the shares or debentures of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange, there shall be forwarded to the appropriate officer of such stock exchange such number of copies of such documents as may for the time being be required under its regulations or practice."

(D) By adding the following new Bye-Law 162(C):

"162(C) For the purposes of this Bye-Law, where a shareholder of the Company, in accordance with the Statutes and any rules prescribed by the stock exchange in the Relevant Territory from time to time, has consented to treat the publication of those documents to be sent to shareholders of the Company in paragraph (B) above on the Company's computer network as discharging the Company's obligations under the Companies Act to send a copy of those documents, then subject to compliance with the publication and notification requirements of the Statutes, the Listing Rules and any rules prescribed by the stock exchange in the Relevant Territory from time to time, publication by the Company on the Company's web-site of those documents at least 21 days before the date of the annual general meeting shall, in relation to each such shareholder of the Company, be deemed to discharge the Company's obligations under paragraph (B) above."

(E) By deleting the existing Bye-Law 167 and substituting therefore the following new Bye-Law 167A and 167B:

"167A(1) Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Bye-Laws shall be in writing or, to the extent permitted by the Statutes, the Listing Rules and any applicable rules prescribed by the stock exchange in the Relevant Territory from time to time and subject to this Bye-Laws, contained in an electronic communication. A notice calling a meeting of the Directors need not be in writing.

167A(2) A notice or document (including a share certificate) may be served on or delivered to any shareholder of the Company either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such shareholder at his registered address as appearing in the register or by leaving it at that address addressed to the shareholder or by any other means authorized in writing by the member concerned or by publishing it by way of advertisement in the Newspapers. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to the Statutes, the Listing Rules and any rules prescribed by the stock exchange in the Relevant Territory from time to time, a notice or document may be served or delivered by the Company to any shareholder by electronic means to such address as may from time to time be authorised by the Shareholder concerned or by publishing it on a computer network and notifying the shareholder concerned, in such manner as he may from time to time authorize, that it has been so published.

167A(3) Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Bye-Laws, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

167B(1) Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Head Office or Registered Office.

167B(2) The Directors may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they deem fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Directors."

(F) By deleting the existing Bye-Laws 169 and substituting therefore the following new Bye-Law 169:

"169 Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but deposited by the Company at a registered address shall be deemed to have been served or delivered on the day that it was so deposited. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the shareholder concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or on a computer network shall be deemed to have been served or delivered on the day it was so published."

By Order of the Board
Hong Xing
Company Secretary

Hong Kong, 21 May 2002

Registered office:
Cedar House,
41 Cedar Avenue,
Hamilton HM12,
Bermuda

Principal place of business in Hong Kong:
Suites 2303–2306, 23rd Floor
Great Eagle Centre,
23 Harbour Road,
Wanchai,
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote in his stead. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

   In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the share registrars of the Company in Hong Kong, Central Registration Hong Kong Limited, at Rooms 1901–1905, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

責任聲明

本文件載有上市規則規定之資料，以提供有關本公司之資料。董事願就本文件所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所深知及確信，本文件並無遺漏其他事項，致使本文件所載之任何陳述有所誤導。

110

除非文義另有所指，否則以下詞彙在本通函內具有下列涵義：

「聯繫人」	指	具有上市規則所賦予的相同涵義；
「董事會」	指	董事會；
「公司細則」	指	本公司的公司細則；
「公司法」	指	百慕達一九八一年公司法（經修訂）；
「公司條例」	指	公司條例（香港法例第32章）；
「本公司」	指	Brilliance China Automotive Holdings Limited（華晨中國汽車控股有限公司），一家於百慕達註冊成立的獲豁免有限公司，其股份於紐約證券交易所有限公司及聯交所上市；
「關連人士」	指	具有上市規則所賦予的相同涵義；
「董事」	指	本公司董事；
「合資格僱員」	指	本公司、其附屬公司或任何所投資實體的任何僱員，以及本公司、其附屬公司或任何所投資實體已提出願意僱用的人士（不論為全職或兼職僱員，及包括任何執行董事（惟非執行董事除外））；
「合資格承授人」	指	本公司或其任何附屬公司的全職僱員（包括本公司或其任何附屬公司的執行董事，但不包括非執行董事或獨立非執行董事），且已根據現有購股權計劃條款接受授出購股權的要約，或（以所容許的程度為限）由於合資格根據現有購股權計劃獲授購股權的原承授人身故而有權獲授任何該等購股權的人士；
「現有購股權計劃」	指	本公司於一九九九年九月十八日所採納，於一九九九年十月二十日起生效並將於二零零九年十月十九日屆滿的現有購股權計劃；
「本集團」	指	本公司及其附屬公司；
「聯交所」	指	香港聯合交易所有限公司；
「香港」	指	中華人民共和國香港特別行政區
「所投資實體」	指	本集團持有任何其股權的任何實體；
「最後實際可行日期」	指	二零零二年五月十七日，即刊印本通函前確定本通函所載若干資料的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；

「新購股權計劃」	指	本公司將於股東特別大會上建議採納的購股權計劃，其主要條款已載於附錄；
「購股權」	指	根據現有購股權計劃授予合資格承授人的購股權，或根據新購股權計劃授予參與者的購股權(視乎文義所指)；
「普通決議案」	指	誠如股東特別大會通告所載，將於股東特別大會上提呈以考慮採納新購股權計劃並終止現有購股權計劃的普通決議案；
「參與者」	指	屬於以下其中一類參與者的任何人士： (aa) 任何合資格僱員； (bb) 本公司、其任何附屬公司或任何所投資實體的任何非執行董事(包括獨立非執行董事)； (cc) 本集團任何成員公司或任何所投資實體的任何貨品或服務供應商； (dd) 本集團或任何所投資實體的任何客戶； (ee) 以顧問或專家顧問身份向本集團或任何所投資實體提供研究、開發或其他技術支援的任何人士或實體；及 (ff) 董事不時決定認為對本集團及任何所投資實體的發展及增長有所貢獻或可能有所貢獻的本集團任何成員公司或任何所投資實體的任何股東，或本集團任何成員公司或任何所投資實體所發行的任何證券的任何持有人；
「股東特別大會」	指	本公司將於二零零二年六月二十八日(星期五)緊隨同日上午九時正召開的股東週年大會或其續會結束後，假座香港灣仔港灣道一號君悅酒店舉行的股東特別大會(或其任何續會)，以考慮並酌情通過普通決議案及特別決議案，該通告已載於本通函第17至21頁；
「股份」	指	本公司股本中每股面值0.01美元的股份，或倘本公司股本曾經拆細、合併、重新分類或重整的情況下，則指組成本公司普通股本的股份；
「股東」	指	股份持有人；

「特別決議案」	指	誠如股東特別大會通告所載，將於股東特別大會上提呈以考慮公司細則的修訂建議的特別決議案；
「附屬公司」	指	本公司當其時無論是在香港或其他地點註冊成立的附屬公司(定義見公司條例第2條)；
「港元」及「港仙」	指	香港法定貨幣港元及港仙；及
「美元」	指	美利堅合眾國法定貨幣美元。

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
（華晨中國汽車控股有限公司）*
（於百慕達註冊成立之有限公司）

執行董事：
仰　融
吳小安
蘇　強
洪　星
楊茂曾
何　濤

獨立非執行董事：
魏盛鴻
黃安江
易敏利

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港主要營業地點：
香港
灣仔
港灣道23號
鷹君中心
23樓2303－2306室

採納新購股權計劃
及
建議修訂公司細則

敬啟者：

1. 緒言

本通函旨在向　閣下提供資料，以供　閣下考慮將於本公司謹定於二零零二年六月二十八日舉行的股東特別大會上提呈有關下列事項的決議案：

(A) 採納新購股權計劃並終止現有購股權計劃；及

(B) 建議修訂本公司的公司細則。

2. 採納新購股權計劃

緒言

二零零一年八月二十三日，聯交所公佈對上市規則第十七章作出修訂，修訂已於二零零一年九月一日開始生效。為符合上市規則的修訂及聯交所的公佈，董事會認為，終

* 僅供識別

止現有購股權計劃並採納新購股權計劃乃符合本公司的利益。因此，本公司已於二零零二年五月九日公佈其有意採納新購股權計劃並終止現有購股權計劃。

新購股權計劃

本公司將於股東特別大會上提呈一項普通決議案，為參與者批准採納新購股權計劃，根據該計劃，參與者可能獲授購股權，並可根據及受限制於新購股權計劃規則的條款及條件而認購股份。

新購股權計劃將於本公司股東特別大會上提呈批准並採納，其規則的主要條款概要已載於本通函第10至16頁，標題為「新購股權計劃的主要條款」的附錄內。新購股權計劃的規則副本由即日起直至二零零二年六月二十八日(包括該日)為止的一般辦公時間內，備於本公司位於香港灣仔港灣道23號鷹君中心23樓2303－2306室的主要營業地點以供查閱。

一九九九年九月十八日，本公司為合資格承授人採納現有購股權計劃，根據該計劃，合資格承授人可憑購股權認購合共佔本公司當時已發行股本最多10%的股份。於最後實際可行日期，本公司的已發行股本為3,666,052,900股股份。根據現有購股權計劃，本公司可向合資格承授人授出最多可認購366,605,290股股份(佔本公司已發行股本10%，惟並未計入因行使根據現有購股權計劃授出的購股權而發行及配發的任何股份)的購股權。於最後實際可行日期，董事根據現有購股權計劃可授出的購股權，最多可認購30,445,290股股份。

新購股權計劃的落實，有待：

(i) 通過普通決議案；及

(ii) 聯交所上市委員會批准因行使根據新購股權計劃所授出購股權所附有的認購權而可予配發及發行的任何新股份上市及買賣；及

(iii) (倘適用)百慕達金融管理局批准根據新購股權計劃授出可認購新股份的購股權，以及因行使根據新購股權計劃可予授出的購股權所附有的認購權而配發及發行的新股份。

現有購股權計劃將於上述條件達成致使新購股權計劃生效起終止。現有購股權計劃終止後，將不會再根據該計劃授出任何購股權，惟於所有其他方面而言，現有購股權計劃的條文將維持十足效力，且於該計劃終止前已授出的所有購股權將根據該計劃而繼續有效並可予行使。於最後實際可行日期，本公司已根據現有購股權計劃授出合共可認購336,160,000股股份的購股權予合資格承授人，當中可認購304,360,000股股份的購股權已獲行使，另有可認購31,800,000股股份的購股權尚未行使，及並無任何購股權根據現有購股權計劃條款被註銷或失效。

根據股東特別大會舉行當日，本公司的現有股本3,666,052,900股股份，並計入根據現有購股權計劃的條款及條件已授出的購股權計算，倘新購股權計劃獲採納，則根據上市規則第17.03(3)條規定，本公司可根據新購股權計劃授出最多可認購366,605,290股股份(佔股東特別大會舉行當日本公司已發行股本約10%)的購股權予參與者。

董事認為，鑑於多項計算購股權價值所需的重要變數尚未確定，故此假設根據新購股權計劃可予授出的所有購股權，已於最後實際可行日期時授出並為該等購股權訂值之舉並不恰當。為該等購股權訂值所需的重要變數包括：因行使購股權所附有的認購權而發行的股份的認購價(不論購股權會否根據新購股權計劃而授出)、該等購股權的授出時間、認購權可予行使的期間、董事會可實施以要求在行使購股權所附有的認購權以前需要達致的任何表現目標的酌情權、董事會就購股權可實施的任何其他條件，以及合資格承授人會否行使已授出的該等購股權。須就股份而支付的認購價，取決於聯交所的股價報價(其轉而取決於董事會於何時根據新購股權計劃授出購股權)。由於計劃年期長達十年，故此董事會認為，述明會否根據新購股權計劃授出購股權及(倘授出)將予授出的購股權數目，乃言之尚早。此外，由於新購股權計劃十年期間內股價可能會出現波動，故此準確釐定股份認購價存在一定困難。基於上述各項因數，董事認為購股權的價值取決於多項難以確定的或僅可依賴理論基礎及推斷性假設而確定的變數。因此，董事相信，計算購股權價值的意義不大且在此等情況下有可能誤導股東。

申請上市

本公司已向聯交所上市委員會申請，批准因行使根據新購股權計劃可予授出的任何購股權而可予發行的股份上市及買賣。

採納新購股權計劃的理由

新購股權計劃旨在為計劃參與者對本集團所作出的貢獻予以激勵或獎賞，及／或使本集團能夠延聘及挽留高質素的僱員以及吸引對本集團任何所投資實體而言具有價值的人才。

新購股權計劃容許本公司除了向現有購股權計劃的合資格承授人之外，可向更多類別的參與者授出購股權。根據新購股權計劃的規則，董事會可酌情釐定在行使購股權所附有的認購權以前，須持有購股權的最短期間。董事會可利用此酌情權，激勵參與者於最短期間內繼續保持參與者的身份，從而使本集團或有關所投資實體能夠繼續因該等參與者在該等期間內提供服務而得益。此酌情權連同董事會可就行使任何購股權以前實施任何其認為恰當的表現目標的權力，令本集團可激勵參與者竭盡所能協助本集團發展及增長。雖然新購股權計劃並無規定所授出附有認購股份權利的購股權，可按股份於聯交所的買賣價有所折讓，然而董事會認為，新購股權計劃賦予董事會權力向合資格承授人

以外的參與者授出購股權所帶來的靈活性，及可實施在行使購股權以前須持有購股權的最短期間及達成的表現目標，較現有購股權計劃更能使本集團處於更佳位置，吸引對本集團整體發展及增長而言具有價值的人才。

本公司將另行公佈股東特別大會的結果。

3. 修訂本公司的公司細則

緒言

在公司條例最近作出修訂以前，本公司須向每位股東寄發一份完整的年報及賬目(各自稱為「**完整報告**」)。二零零二年一月四日，二零零一年公司(修訂)條例在香港生效，准許公司讓股東有機會選擇收取財務摘要報告(「**財務摘要報告**」)，代替收取完整報告。財務摘要報告載有本公司資產負債表及損益賬所載的全部資料及詳情，以及完整報告中的重要資料。由於財務摘要報告乃摘錄自及概括了完整報告，故其僅為完整報告所載資料的概要而已。新法例亦准許公司讓股東有機會選擇不收取完整報告或財務摘要報告(其中之一)的印行本，並轉而依賴公司將於其網站內刊載的該等文件的版本。

隨著公司條例作出上述修訂後，聯交所已於二零零二年二月十七日公佈對上市規則作出修訂，准許上市公司派發財務摘要報告以代替完整報告，惟彼等須事先確定股東的意願，並遵守彼等註冊成立地點的相關法例規定以及彼等的公司章程文件的條文。上市規則的修訂對截至二零零一年十月三十一日或以後為止的會計期間具有效力。董事會亦注意到，聯交所已於二零零二年二月五日公佈對上市規則作出修訂，修訂已於二零零二年二月十五日開始生效，准許上市公司在取得股東事先批准以及在適用法例及規例准許，且符合上市公司本身的章程文件的情況下，以電子方式發送或以其他方式向彼等的股東提供公司通訊。

現行百慕達法例並不准許於百慕達註冊成立的公司向股東提供財務摘要報告以代替完整報告，而目前尚未有建議修訂百慕達法例以准許於百慕達註冊成立的公司可如此行事。然而，董事認為建議對公司細則作出修訂，可使本公司因上市規則最近作出的修訂，在百慕達法例一旦准許於百慕達註冊成立的公司可向股東發送財務摘要報告以代替完整報告時受惠。根據一九九九年電子交易法案(Electronic Transactions Act 1999)的規定，於百慕達註冊成立的公司可以電子方式向股東提供公司通訊。

修訂建議

董事會因此建議修訂公司細則，以便准許本公司利用上市規則最近作出的修訂，讓股東選擇收取財務摘要報告以代替完整報告(當百慕達法例一旦准許如此行事時)，並以電子方式收取公司通訊或轉而依賴本公司將於其網站內刊載的該等文件的版本，以代替該等文件的印行本。即使股東投票贊成特別決議案，彼等仍繼續有權收取完整報告的印行本。本公司現擬在通過特別決議案後及當百慕達法例一旦准許收取財務摘要報告以代替完整報告時，將向股東寄發通函以邀請彼等選擇：(i)收取財務摘要報告以代替完整報告或(ii)收取完整報告；及(i)收取完整報告或財務摘要報告(其中之一)的印行本；(ii)以電子方式收取該等文件；或(iii)依賴刊載於本公司網站內的該等文件版本，代替獲寄發該等文件(其中之一)的印行本。

為進一步善用上市規則的現行變動，即容許上市公司在股東表示願意收取任何文件的印行本及百慕達法例一旦准許如此行事時，僅發送英文或中文(其中之一)版本的所有公司通訊，本公司亦將會於該通函內要求股東選擇僅收取有關文件的英文版本，或有關文件的中文以及英文版本。於寄發通函以確定股東意願時，本公司將採取適當步驟以遵守有關法例或規則的規定，包括二零零一年公司(修訂)條例及公司(上市公司的財務摘要報告)規例。

根據本公司現時的公司細則第162(B)條，即使股東願意收取財務摘要報告以代替完整報告，該條文亦不容許本公司向其分發財務摘要報告。公司細則第162(B)及第167條亦不容許任何股東以電子方式收取由本公司發出或刊發的通告或文件，或依賴本公司網站內所載的完整報告或財務摘要報告的版本，以代替該等報告的印行本。因此，本公司將於股東特別大會上提呈特別決議案以修訂公司細則第162(B)及第167條。同時亦建議就公司細則第1及第169條作出相關修訂。倘特別決議案獲通過並符合上市規則的規定及百慕達法例一旦准許如此行事，本公司將能夠讓股東有機會選擇收取財務摘要報告以代替完整報告，及以電子方式收取由本公司發出或刊發的通告或文件，並有機會選擇依賴本公司網站內所載的財務摘要報告及完整報告的版本，以代替收取該等文件的印行本。

修訂公司細則的理由

去年，董事會報告及核數師報告(合稱「**年報**」)(英文及中文版本)合共約有156頁，本公司用於印製、寄發及郵寄年報予股東及其他人士的費用甚高。本公司希望透過節省成本使股東受惠。建議對公司細則作出修訂可使本公司得享大幅減省成本之利。

特別決議案須獲得親身(或由正式委任代表或受委代表代其)出席股東特別大會，並有權投票的股東中最少75%投票贊成，方可通過。

4. 股東特別大會

本公司謹訂於二零零二年六月二十八日(星期五)緊隨同日上午九時正股東週年大會(或其續會)結束後，假座香港灣仔港灣道一號君悅酒店舉行股東特別大會，大會通告已載於本通函內。

隨附適用於股東特別大會的代表委任表格。無論股東會否親身出席股東特別大會，均須依照隨附的代表委任表格所印指示填寫表格，並須於大會指定舉行時間四十八小時前交回本公司在香港的股份過戶登記分處中央證券登記有限公司的辦事處，地址為香港皇后大道東183號合和中心1901－1905室。填妥並交回代表委任表格後，股東仍可按本身意願親身出席股東特別大會，並於會上投票。

5. 推薦意見

經考慮上述理由後，董事認為提呈普通決議案以採納新購股權計劃，以及提呈特別決議案以修訂公司細則，乃合符本公司及尤其是本集團的整體利益。因此，董事建議股東投票贊成普通決議案及特別決議案。

6. 一般資料

務請留意本通函附錄所載的其他資料。

此致

列位股東　台照

主席
仰　融
謹啟

二零零二年五月二十一日

本附錄為新購股權計劃主要條款的概要。本附錄內未有另行界定的詞彙，即具有建議中的新購股權計劃所界定的涵義。

(a) 該計劃的宗旨

新購股權計劃旨在為計劃參與者對本集團所作出的貢獻予以激勵或獎賞，及／或使本集團能夠延聘及挽留高質素的僱員以及吸引對本集團或任何所投資實體而言具有價值的人才。

(b) 參與資格

董事可全權酌情決定邀請下述任何參與者類別的人士接納購股權以認購股份：

(aa) 任何合資格僱員；

(bb) 本公司、其任何附屬公司或任何所投資實體的任何非執行董事(包括獨立非執行董事)；

(cc) 本集團任何成員公司或任何所投資實體的任何貨品或服務供應商；

(dd) 本集團或任何所投資實體的任何客戶；

(ee) 以顧問或專家顧問身份向本集團或任何所投資實體提供研究、開發或其他技術支援的任何人士或實體；及

(ff) 董事不時決定認為對本集團及任何所投資實體的發展及增長有所貢獻或可能有所貢獻的本集團任何成員公司或任何所投資實體的任何股東，或本集團任何成員公司或任何所投資實體所發行任何證券的任何持有人。

及就新購股權計劃而言，授出購股權的對象可包括屬於上述任何參與者類別的一名或多名人士全資擁有的公司，或參與者(倘為全權信託)的任何全權信託對象。為免生疑，本公司向任何屬於上述參與者類別的人士授出任何可認購股份或本集團其他證券的購股權，其本身不應被詮釋為根據新購股權計劃而授出購股權(除非董事另有決定)。

上述任何類別參與者是否符合獲授任何購股權的資格，須由董事不時根據彼等對本集團及所投資實體的業務發展及增長所作出的貢獻而釐定。

(c) 股份最高數目

(aa) 根據新購股權計劃及本公司任何其他購股權計劃所授出但尚未行使的購股權獲全數行使時，可予發行的股份總數合共不得超過本公司不時已發行股本的30%。

(bb) 根據新購股權計劃及本公司任何其他購股權計劃將予授出的購股權(就此而言，不包括已經按照新購股權計劃及本公司任何其他購股權計劃條款宣告失效的購股權)獲全數行使時，可予發行的股份總數合共不得超過366,605,290股股份(即通過普通決議案當日已發行股份的10%)(「一般計劃上限」)。

(cc) 在上文(aa)的規限下及在不影響下文(dd)的前提下，本公司可尋求股東在股東大會上批准重定一般計劃上限，惟前提是根據新購股權計劃及本公司任何其他購股權計劃將予授出的購股權獲全數行使時，可予發行的股份總數不得超過批准此上限當日已發行股份的10%。就計算此上限而言，先前根據新購股權計劃或本公司任何其他購股權計劃已授出的購股權(包括根據新購股權計劃及本公司任何其他購股權計劃尚未行使、已註銷、已失效或已行使的購股權)將不計及在內。

(dd) 在上文(aa)的規限下及在不影響上文(cc)的前提下，本公司可向股東發出通函並尋求個別股東在股東大會上，批准本公司向尋求此批准前已經指定的參與者授出超過一般計劃上限或(倘適用)上文(cc)所指的上限的購股權。

(d) 每位參與者最多獲授的購股權數目

每位參與者於任何十二個月期間內，因行使根據新購股權計劃及本公司任何其他購股權計劃授出的購股權(包括已行使或未行使者)而已經及可予發行的股份總數，不得超過本公司當時已發行股本的1%(「個人上限」)。如要授出超過直至授出當日(包括當日)為止十二個月的個人上限所規定數目的購股權，必須向股東發出一份通函並經股東在本公司股東大會上批准(有關參與者及其聯繫人須放棄投票)後，方可進行。

(e) 向關連人士授出購股權

(aa) 凡根據新購股權計劃向本公司的董事、行政總裁(不包括本公司的準董事或準行政總裁)或主要股東或任何彼等各自的聯繫人授出任何購股權，必須經獨立非執行董事(不包括任何身兼購股權承授人的獨立非執行董事)批准。

(bb) 倘向主要股東或獨立非執行董事或任何彼等各自的聯繫人授出購股權的條款有變；或倘向主要股東或獨立非執行董事或任何彼等各自的聯繫人授出購股權，會導致直至授出購股權當日(包括當日)為止的十二個月期間內向該位人士已經及將予授出的購股權(包括已行使、已註銷及尚未行使的購股權)獲全數行使時已經及將予發行予該位人士的股份：

(i) 合共超過已發行股份的0.1%；及

(ii) 按股份於每個授出購股權當日的收市價計算，總值超過5,000,000港元者，

則再授出購股權的事宜必須經股東批准。本公司必須向股東寄發通函。本公司所有關連人士必須放棄在該股東大會上投票，惟倘該通函內已經述明任何關連人士有意在股東大會上投票反對有關決議案，則該等關連人士可以對有關決議案投反對票。大會上有關批准授出購股權的表決必須以投票表決方式進行。

(f) 接納和行使購股權的時限

參與者可於購股權提呈授出當日起計二十八日內接納所提呈的購股權。於接納購股權提呈時，須支付1港元的代價。

購股權可按照新購股權計劃條款於董事所釐定及已通知每位承授人的期間內隨時予以行使；該期間可於接納提呈授出購股權當日之後開始，及無論如何最遲須於購股權授出日期起計十年後屆滿，惟須受新購股權計劃有關提前終止的條文所規限。新購股權計劃並無任何有關行使購股權所附有的認購權之前，須持有購股權的最短時限的條文(除非董事另行通知每位參與者)。

(g) 表現目標

除非董事向承授人提呈授出購股權時另有訂明，否則承授人在可行使根據新購股權計劃授出的購股權前毋須達至任何表現目標。

(h) 股份認購價

根據新購股權計劃認購股份的認購價須由董事釐定，惟不得低於(i)股份於購股權提呈授出當日(必須為交易日)在聯交所日報表所報的收市價；(ii)緊接購股權提呈授出當日(必須為交易日)前五個交易日，股份在聯交所日報表所報的平均收市價；及(iii)股份面值三者之中的較高者。在不影響上述規定的一般性的前提下，董事可授出在購股權期間內的每個不同時期有不同認購價的購股權，惟每個不同時期內的每股股份認購價不得低於按上述計算方法計算的認購價。

(i) 股份等級

(aa) 購股權獲行使時配發的股份，須受本公司公司細則的所有條文所規限，並由承授人的姓名登記於本公司股東名冊當日起，與已發行的繳足股份在各方面均享有相同權益。因此，持有人有權享有於承授人的姓名登記於本公司股東名冊當日或以後所派

付或作出的所有股息或其他分派，惟倘宣派、建議或議決派付或作出任何股息或其他分派的有關記錄日期先於承授人的姓名登記於本公司股東名冊當日者則除外。惟無論如何，倘行使購股權當日本公司並不辦理股份過戶手續，則行使購股權須於本公司重新開始辦理股份過戶手續後第一個香港營業日當日生效。購股權獲行使時配發的股份，在承授人完成登記手續成為持有人之前不會附有投票權。

(bb) 除文義另有所指外，本段所提及「股份」一詞包括本公司普通股本中因不時進行的本公司股本的拆細、合併、重新分類或削減而股本面值有所改變的股份。

(j) 授出購股權時間的限制

購股權不得在可影響股價的事件發生後，或有待對影響股價的事項作出決定時提呈授出，直至該等可影響股價的資料在報章上公佈為止。尤其在緊接(i)董事召開會議批准本公司的中期或全年業績的日期；及(ii)本公司根據與聯交所達成的上市協議的規定須作出中期或全年業績公佈的最後日期，兩者較早發生者之前一個月起，至該等業績公佈日期為止期間內，不得授出任何購股權。

倘參與者身為董事，並因上市規則訂明的「上市公司董事證券交易標準守則」或本公司採納的任何有關守則或證券買賣限制所訂明的情況，在若干期間或時間內遭禁止買賣股份，則董事不得在該等禁止買賣股份期間或時間內向彼等授出購股權。

(k) 新購股權計劃期限

新購股權計劃自其成為無條件之日起計十年內有效。

(l) 終止受僱時的權利

倘購股權承授人為合資格僱員且於悉數行使其購股權前，因任何原因不再是合資格僱員(不包括身故、嚴重行為失當或下文(n)分段所述的其他原因)，則承授人可在終止受僱日期起計一個月內，行使全部或部份購股權(以尚未行使者為限)。該終止受僱日期為承授人於本集團或所投資實體的最後一個工作天(不論有否支付代通知金)。

(m) 身故時的權利

倘購股權承授人為合資格僱員且於悉數行使其購股權前，因身故而不再是合資格僱員，則其遺產代理人可於終止受僱日期起計十二個月內或董事會可決定的其他較長期間內，行使全部或部份購股權(以尚未行使者為限)。

(n) 遭解僱時的權利

倘購股權承授人為合資格僱員且因行為失當，或因破產或無力償債或已經與其債權人訂立任何安排或債務重整協議，或涉及任何其品格或誠信的刑事罪行被定罪，或（倘董事會如此認為）因任何原因致使僱主有權根據普通法、任何適用法例或合資格僱員與本公司、有關附屬公司或有關所投資實體之間所訂立的服務合約而解僱合資格僱員，而不再是合資格僱員，則合資格僱員的購股權會於其不再受僱當日起自動失效。

(o) 違反合約時的權利

倘董事全權酌情決定任何購股權承授人（合資格僱員除外）或其聯繫人違反由承授人或其聯繫人（作為訂約方之一）與本集團或任何所投資實體（作為另一訂約方）訂立的任何合約，或承授人已破產或無力償債，或須進行清盤或類似訴訟，或已經與其債權人訂立任何安排或債務重整協議，則董事須決定已授予承授人的購股權須告失效。倘屬如此，則其購股權將自動失效及無論如何，在董事作出上述決定當日起或以後均不可行使。

(p) 提出全面收購建議時的權利

倘全體股份持有人（或除要約人及／或受要約人控制的任何人士及／或與要約人聯合行動或一致行動的任何人士以外的所有持有人）獲提呈全面收購建議（不論為收購建議、股份購回建議或債務償還安排或其他類似建議），則本公司須盡一切努力促使該建議會按相同條款（就有關詳情加以適當修改後）向所有承授人提呈，當中假設彼等會悉數行使獲授的購股權而成為本公司股東。倘該項建議根據適用法例及監管規定獲批准後成為或宣佈為無條件，則承授人（或其法定遺產代理人）有權於建議成為或宣佈為無條件之日起計十四日內，隨時悉數行使其購股權。在上文所規限下，購股權會於該項建議（或（視乎情況而定）任何經修訂建議）完結當日自動失效。

(q) 清盤時的權利

倘建議將本公司自動清盤的有效決議案獲通過，或法院頒令本公司須進行清盤，則承授人（或其法定遺產代理人）於該等決議案當日起計二十一日內，隨時以書面通知本公司其選擇將購股權當作已於緊接通過該等決議案當日之前行使全數或限於通知書內所訂明數目的購股權，該等通知書須連同有關通知書所涉及股份的總認購價滙款一併送交，其後承授人在清盤時有權與其他股份持有人平等地從可供分派的資產中，收取該項選擇所涉及的股份應收取的有關金額。在上文所規限下，購股權會於本公司開始進行清盤當日起自動失效。

(r) 本公司與其債權人達成妥協或安排時的權利

倘本公司與其股東或債權人擬因或就有關本公司的重組或與任何其他一間或多間公司合併計劃達成妥協或作出安排，本公司須於向其各股東或本公司債權人發出召開有關考慮該妥協或安排的大會通告當日，向所有承授人發出有關通告，而各承授人(或倘分段(m)允許，其遺產代理人)可於緊接法院頒令須召開用作考慮該等妥協或安排的股東大會前最後一個營業日中午十二時正以前，行使其全部或部份的購股權。由該等大會舉行之日起計，所有承授人暫時不能行使彼等各自的購股權。待該等妥協或安排生效後，所有購股權將告失效及終止(以尚未行使者為限)。倘基於任何原因，法院不批准該等妥協或安排(不論按提交法院的條款或該等法院可能批准的任何其他條款)，承授人可行使彼等各自的購股權的權利須由法院頒令當日起，全面恢復並須即時可予行使(惟須遵守該計劃的其他條款)，猶如本公司從未提呈該等妥協或安排，以及任何承授人均不得就由於上述擱置事宜而蒙受的任何損失，向本公司或其任何高級人員提出索償。在上文的規限下，購股權會於建議的妥協或安排生效當日起自動失效。

(s) 認購價的調整

倘本公司在購股權仍可行使時發生股本結構變動(包括將盈利或儲備撥充資本、供股或向股份持有人以類似方式提呈證券、本公司股本合併、拆細或削減股本或任何類似的股本重整)，則本公司當其時的核數師或獨立財務顧問須就尚未行使購股權所涉及的股份數目及／或股份認購價及／或行使有關購股權的方法及／或第(c)及(d)條所述股份的最高數目等方面，作出相應變動並證實為公平合理，惟(i)承授人有權認購本公司已發行股本的比例與作出該等變動前其有權認購者必須相同，及承授人在悉數行使購股權時所須支付的總認購價須儘量與發生變動前維持不變(不得超出原來金額)；(ii)不得作出修訂導致股份按低於面值發行，及(iii)倘已發行股份或本集團其他證券作為交易中的代價，則毋須作出任何該等變動。此外，就任何該等變動而言(因資本化發行而作出的變動除外)，核數師或獨立財務顧問必須以書面向董事確認有關變動乃符合上市規則有關條文的規定。

(t) 註銷購股權

註銷任何已授出但尚未行使的購股權，必須經董事會及股東於股東大會上批准(參與者及其聯繫人須放棄投票)。倘本公司註銷購股權並發行新購股權予同一參與者，則可供授出而尚未發行購股權的數目(不包括已註銷的購股權)，不得超出上文「股份最高數目」一段第(bb)分段所述一般授權上限，方可發行該等新購股權。

(u) 終止新購股權計劃

本公司可隨時於股東大會上通過決議案終止新購股權計劃，在該等情況下，本公司將不會再授出任何購股權，惟新購股權計劃的條文在所有其他方面仍具有足以令新購股權計劃終止前授出的任何購股權(以尚未行使者為限)仍可行使的效力，或具有根據新購股權計劃條文所規定的效力。新購股權計劃終止前授出的購股權(以尚未行使者為限)將繼續有效，並可繼續根據新購股權計劃的規定行使。

(v) 權利屬承授人個人所有

購股權屬承授人個人所有，不得出讓及任何承授人一概不能以任何方式出售、轉讓、押記、抵押、產權負擔，或為任何第三者的利益而從或就有關任何購股權設立任何利益。違反上述規定將使本公司有權註銷任何已授予該等承授人的任何尚未行使的購股權或其中任何部分。

(w) 購股權失效

購股權(以尚未行使者為限)將在以下事項發生時(以最早發生者為準)自動失效：

(aa) (l)及(m)段所述期間屆滿時；

(bb) (k)、(n)、(o)、(p)、(q)及(r)各段所述期間或日期屆滿時；及

(cc) 違反(v)段所述有關轉讓及出讓購股權的限制條文的日期。

(x) 其他

(aa) 除非經股東在股東大會上批准，否則新購股權計劃有關上市規則第17.03條所載事宜的條款及條件一律不得修改。

(bb) 除非根據新購股權計劃的現有條款而自動作出更改者外，新購股權計劃的條款及條件如有任何重大修改或已授出購股權的條款如有任何變動，均必須經股東在股東大會上批准。

(cc) 新購股權計劃或購股權的經修訂條款必須符合上市規則第十七章的有關規定。

(dd) 任何就董事有關修改新購股權計劃條款的權力如有任何變動，均須經股東在股東大會上批准。

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(華晨中國汽車控股有限公司)*

(於百慕達註冊成立之有限公司)

股東特別大會通告

茲通告華晨中國汽車控股有限公司(「本公司」)謹訂於二零零二年六月二十八日(星期五)緊隨同日上午九時正股東週年大會(或其續會)結束後,假座香港灣仔港灣道一號君悅酒店舉行股東特別大會。以考慮並酌情通過下述決議案為本公司的第一號普通決議案及第二號特別決議案(無論有否作出修訂):

第一號普通決議案

1. 「**動議**有待香港聯合交易所有限公司(「聯交所」)上市委員會批准因行使根據購股權計劃而可予發行的本公司股本中每股面值0.01美元的股份(「股份」)上市及買賣(一份由大會主席簽署並註明為「甲」項的文本已提呈大會以資識別)(「新購股權計劃」),及(倘適用)百慕達金融管理局批准根據新購股權計劃授出可認購新股份的購股權,以及因行使根據新購股權計劃可能授出的購股權所附有的認購權而配發及發行的新股份,本公司謹此批准及採納新購股權計劃,並由新購股權計劃成為無條件及生效之日起,本公司於一九九九年九月十八日採納的現有購股權計劃即告終止,及謹此授權本公司董事(「董事」)可行使根據新購股權計劃可予授出購股權而配發及發行股份,並以本公司的公司細則、香港聯合交易所有限公司證券上市規則及新購股權計劃規則所准許的程度為限,不論任何董事的權益為何,董事可就新購股權計劃之下或可能影響該計劃的任何決議案投票(包括根據該計劃授出購股權或批准因行使根據該計劃授出購股權而配發及發行股份)。」

第二號特別決議案

2. 「**動議**對本公司的公司細則作出下列修訂:

   (A) 在公司細則第1(A)條內順序加入下列全新釋義及參考:

   「「地址」指具有該詞語所含有的一般涵義,並須包括用於此等公司細則規定的任何通訊目的而言的任何傳真號碼、電子號碼或地址或網址」;

* 僅供識別

「「電子」指與電力、數碼、磁力、無線、光學電磁或效能類似的有關科技，以及百慕達一九九九年電子交易法案(Electronic Transactions Act 1999)(可不時作出修訂)中所賦予的該等其他定義」；

「「上市規則」指香港聯合交易所有限公司證券上市規則(經不時作出修訂)」；

「「財務摘要報告」指摘錄自並概括了完整的年度董事會報告及核數數報告，並具有公司條例(香港法例第32章)所界定的涵義。」」

(B) 刪除公司細則第1(A)條內「法規」的現有定義，並由下述全新定義取代：

「「法規」指公司法及百慕達立法機關當其時生效且適用於或可影響本公司、其組織章程大綱及／或此等文件的任何其他法案(可不時作出修訂)，當中須包括百慕達一九九九年電子交易法案(Electronic Transactions Act 1999)(可不時作出修訂)。」

(C) 刪除公司細則現有第162(B)條，並由下述公司細則取代：

「(B) 本公司每份資產負債表須由兩名董事代表董事會簽署，在下文第(C)段的規限下，本公司須於大會舉行之日最少二十一日前，將每份資產負債表(包括法例規定須包括的每份文件或須附上的附件)、將於本公司股東大會上提呈的損益賬，連同董事會報告及核數師報告，或連同代替董事會報告及核數師報告的財務摘要報告(倘已取得股東的事先同意，並以法規及其他有關法例、規例、上市規則及有關地區證券交易所訂明的任何規則所准許的程度為限)，以電子方式發出(倘已取得股東的事先同意)、以預付郵資信封或封套寄出、將其送交或放置於股東名冊內所示的該等登記地址、以專人送達或利用任何其他電子方式，提供予本公司的每位股東及每位債券持有人，以及根據公司法或此等公司細則的條文而有權收取本公司股東大會通告的任何其他人士；惟此項公司細則不得規定須向本公司並不知悉其地址的任何人士或多於一位的任何股份或債券的聯名持有人，發出或送達或以任何其他方式向其提供上述該等文件。然而，並無獲發、獲送達或以任何其他方式獲提供上述該等文件的任何股東或債券持有人，有權向總辦事處或註冊辦事處申請免費收取該等文件。倘本公司當其時(在獲得本公司同意下)有任何股份或債券於任何證券交易所上市或買賣，則須向該證券交易所的有關主管人員轉交當其時根據該證券交易所的規例或慣例規定所需該等數目的該等文件。」

(D) 加入下述全新公司細則第162(C)條：

「162(C) 就此項公司細則而言，倘本公司股東根據法規及有關地區證券交易所不時訂定的任何規則，已同意將本公司在電腦網絡上，刊載上文第(B)段所述須發出予本公司股東的該等文件之舉，當作已解除本公司根據公司法規定須發出該等文件的責任，則在遵守法規、上市規則及有關地區證券交易所不時訂明有關刊載及通知規定的任何規則的前提下，本公司在股東週年大會舉行之日最少二十一日前，在本公司電腦網絡上刊載該等文件，就本公司每位該等股東而言，須被視為已解除本公司根據上文第(B)段的責任。」

(E) 刪除公司細則現有第167條，並由下述全新公司細則第167(A)及167(B)條取代：

「167(A)(1) 除非另有明文述明，否則任何人士根據此等公司細則所收取或發出的任何通告，均須為書面形式或(以法規、上市規則及有關地區證券交易所不時訂明的任何適用規則准許的程度為限)載於電子通訊內。召開董事會會議的通告毋須為書面形式。

167(A)(2) 本公司可以專人或郵寄方式(以預付郵資的信封或封套)，註明本公司股東在股東名冊所示的登記地址，或將該等文件放置於該等股東的地址處，或以有關股東書面批准的任何其他方法或在報章刊登廣告，向該等股東送達或送交通告或文件(包括股票)。倘屬股份聯名持有人，所有通告均須發予該等聯名持有人當中名列股東名冊首位者，向其如此發出的通告就所有聯名持有人而言即屬有效的通告。在不影響上述規定的一般性並遵守在法規、上市規則及有關地區證券交易所不時訂明的任何規則的前提下，本公司可藉電子方式將通告或文件送達或送交往有關股東不時批准的該等地址，或將其刊載於電腦網絡上並以有關股東不時批准的該等形式知會有關股東有關通告或文件經已刊載。

167(A)(3) 本公司可參照股東名冊於送達或送交日期最多十五日之前當時的資料，送達或送交任何該等通告或文件。股東名冊在該日期後所發生的任何變動，均不得使送達或送交失效。凡根據此等公司細則向與股份有關的任何人士送達或送交任何通告或文件，則就該股份取得任何所有權或權益的任何人士，均無權進一步獲送達或送交該通告或文件。

167(B)(1) 須發給或送達本公司或本公司任何高級人員的任何通告或文件，可將其發送往、送達、放置於或郵寄往(以預付郵資並註明本公司或該等高級人員收啟的信封或封套)總辦事處或註冊辦事處。

167(B)(2) 董事可不時規定以電子方式發出通告予本公司的格式及形式，包括一個或以上可收取電子通訊的地址，並可訂明彼等視為適當的用以核證任何該等電子通訊是否可靠或完整的該等程序。欲以電子方式發出通告予本公司，必須根據董事訂明的規定發出。」

(F) 刪除公司細則現有第169條，並由下述全新公司細則第169條取代：

「169 凡以郵遞或預付郵資方式寄發的任何通告或文件，須被視為於載有該等通告或文件的該函件、信封或封套投進郵筒後翌日已送達或送交。在證明該等送達時，證明載有該等通告或文件的該函件、信封或封套已妥為註明地址、已投入郵筒並已預付郵資，即屬充分證明。凡任何並非以郵寄方式發送，而是由本公司放置於登記地址的通告或文件，須被視為於如此放置當日已送達或送交。凡以電子方式(包括通過任何有關系統)發出的任何通告或文件，須被視為於本公司或由其他人士代表本公司發出該電子通訊翌日已發出。凡以有關股東以書面批准的任何其他方式送達或送交的任何通告或文件，須被視為於本公司完成就該目的而獲准作出行動當日已送達。凡以廣告或在電腦網絡上刊載的任何通告或文件，須被視為於刊載當日已送達或送交。」

承董事會命
公司秘書
洪 星

香港，二零零二年五月二十一日

註冊辦事處：
Cedar House,
41 Cedar Avenue,
Hamilton HM12,
Bermuda

香港主要營業地點：
香港
灣仔
港灣道23號
鷹君中心
23樓2303－2306室

附註：

1. 凡有權出席上述大會並於會上投票的股東，均有權委任一位或以上代表代其出席及投票。受委代表毋須為本公司股東。

2. 倘屬股份聯名登記持有人，則任何一位該等持有人均可於大會上就該等本公司股份投票（不論親身或委派代表），猶如彼等為唯一有權投票者；惟倘有超過一位有關聯名持有人親身或委派代表出席大會，則僅在本公司股東名冊內就有關股份名列首位的出席者方有權就該等股份投票。

按表格所印指示填妥並已簽署的代表委任表格連同經簽署的授權書或其他授權文件（如有），或經由公證人簽署證明的文件副本，須於大會或其續會舉行時間四十八小時前送達本公司於香港的股分過戶登記處分處香港中央證券登記有限公司的辦事處，地址為香港皇后大道東183號合和中心1901－1905室，方為有效。

目　錄

111

此乃要件　請即處理

閣下如對本通函任何部份或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之華晨中國汽車控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(於百慕達註冊成立之有限公司)

採納新購股權計劃

及

建議修訂公司細則

華晨中國汽車控股有限公司謹訂於二零零二年六月二十八日(星期五)緊隨同日上午九時正股東週年大會(或其續會)結束後，假座香港灣仔港灣道一號君悅酒店舉行股東特別大會，大會通告載於本通函第17至21頁。

無論　閣下能否親身出席大會，均須依照隨附的代表委任表格所印指示填寫表格，並盡快交回華晨中國汽車控股有限公司在香港的股份過戶登記分處中央證券登記有限公司的辦事處，地址為香港皇后大道東183號合和中心1901－1905室，惟無論如何須於大會指定舉行時間四十八小時前交回。填妥並交回代表委任表格後，　閣下仍可按本身意願親身出席大會，並於會上投票。

* 僅供識別

二零零二年五月二十一日

112

Annual General Meeting

1. To receive, consider and, if so approved, adopt the audited consolidated financial statements and the reports of directors and auditors of the Company for the year ended December 31, 2001;
2. To consider and approve a final dividend for the year ended December 31, 2001 in the amount of HK$0.005 per share;
3. (A) To re-elect the following directors:
   (i) Mr. Wu Xiao An
   (ii) Mr. Su Qiang
   (iii) Mr. Yang Mao Zeng
   (B) to authorize the board of directors to fix their remuneration;
4. To authorize the board of directors to appoint auditors and to fix their remuneration;
5. (A) To grant an unconditional mandate to the directors to issue and allot additional shares not exceeding 20 per cent. of the issued share capital of the Company;
   (B) To grant an unconditional mandate to the directors to repurchase the Company's own shares not exceeding 10 per cent. of the issued share capital of the Company;
   (C) To extend the mandate granted under resolution No. 5(A) by including the number of shares repurchased by the Company pursuant to resolution No.5(B).

Special General Meeting

1. THAT conditional on the listing committee of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the shares of US$0.01 each in the capital of the Company ("Shares") which may fall to be issued pursuant to the share option scheme (a copy of which is produced to the meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) ("New Share Option Scheme") and if applicable, the Bermuda Monetary Authority granting approval in respect of the granting of options to subscribe of new Shares under the New Share Option Scheme and the allotment and issue of new Shares upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme, the New Share Option Scheme be and is hereby approved and adopted by the Company and with effect from the date of the New Share Option Scheme becoming unconditional and coming into effect, the existing share option scheme of the Company which was adopted by the Company on 18 September 1999 be terminated therefrom, and/or further described in the notice of the Special General Meeting.
2. THAT the Bye-Laws of the Company be amended in the manner described in the notice of the Special General Meeting.

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

Annual General Meeting

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
1.	☐	☐	3. (A) (iii)	☐	☐	5. (B)	☐	☐
2.	☐	☐	3. (B)	☐	☐	5. (C)	☐	☐
3. (A) (i)	☐	☐	4.	☐	☐	**Special General Meeting** 1.	☐	☐
3. (A) (ii)	☐	☐	5. (A)	☐	☐	2.	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on June 17, 2002)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Brilliance China Automotive Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business May 13, 2002 at the Annual General Meeting and Special General Meeting of the Shareholders of Brilliance China Automotive Holdings Limited to be held on June 28, 2002 in Hong Kong.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
P.O. BOX 11407
NEW YORK, N.Y. 10203-0407

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Annual General Meeting or any adjournment thereof

I/We[1] ____

of ____

being holder(s) of ______________________ [2]shares of US$0.01 each in the capital of Brilliance China Automotive Holdings Limited (the "Company"), HEREBY APPOINT the Chairman of the Meeting[3] (as defined below) or ____

of ____

to act for my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company (the "Meeting"), to be held at the Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong on Friday, June 28, 2002 at 9:00 a.m. on the undermentioned resolutions as indicated or, if no such indication is given, as my/our proxy thinks fit.

				For[4]	Against[4]
1.	To receive, consider and, if so approved, adopt the audited consolidated financial statements and the reports of directors and auditors of the Company for the year ended December 31, 2001;				
2.	To consider and approve a final dividend for the year ended December 31, 2001 in the amount of HK$0.005 per share;				
3.	(A)	To re-elect following directors:			
		(i)	Mr. Wu Xiao An		
		(ii)	Mr. Su Qiang		
		(iii)	Mr. Yang Mao Zeng		
	(B)	to authorize the board of directors to fix their remuneration;			
4.	To authorize the board of directors to appoint auditors and to fix their remuneration;				
5.	(A)	To grant an unconditional mandate to the directors to issue and allot additional shares not exceeding 20 per cent. of the issued share capital of the Company;			
	(B)	To grant an unconditional mandate to the directors to repurchase the Company's own shares not exceeding 10 per cent. of the issued share capital of the Company;			
	(C)	To extend the mandate granted under resolution No. 5(A) by including the number of shares repurchased by the Company pursuant to resolution No.5(B).			

Signature[5] ______________________ Dated ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. To be valid, the form of proxy together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power of attorney or authority must be delivered to the Company's branch registrar in Hong Kong, Central Registration Hong Kong Limited, at Rooms 1901–1905, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

* *for identification purposes only*

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

（華晨中國汽車控股有限公司）*

（於百慕達註冊成立之有限公司）

股東週年大會（或其任何續會）之代表委任表格

本人／吾等（註一）______________________________

寓為 ______________________________

為華晨中國汽車控股有限公司（「本公司」）股本中每股面值0.01美元股份 ______________（註二）股之持有人，

茲委任大會主席（定義見下）（註三）或 ______________________________

寓為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零二年六月二十八日星期五上午九時正假座香港灣仔港灣道一號君悅酒店舉行之股東週年大會（或其任何續會）（「大會」），並於該大會上代表本人／吾等以本人／吾等之名義按以下指示就下列所載決議案表決；倘無作出指示，則本人／吾等之代表自行酌情投票表決。

			贊成（註四）	反對（註四）
1.	省覽並核准截至二零零一年十二月三十一日止年度本公司之經審核綜合財務報表及董事會及核數師報告書；			
2.	考慮並核准派發截止二零零一年十二月三十一日止年度之末期股息每股股份為0.005港元；			
3.	(A)	重選以下董事：		
		(i) 吳小安先生		
		(ii) 蘇強先生		
		(iii) 楊茂曾先生		
	(B)	授權董事會釐定其酬金		
4.	授權董事會聘任核數師並釐定其酬金。			
5.	(A)	授予董事會無條件授權以發行及配發數目不超過本公司已發行股本百分之二十之額外股份。		
	(B)	授予董事會無條件授權以購回不超過本公司已發行股本百分之十之本身股份。		
	(C)	擴大決議案5(A)號之授權以加入根據決議案5(B)號由本公司購回之股份數目。		

簽署（註五）______________________　　　　日期 ______________________

附註：

1. 請用正楷填上全名及地址。
2. 請填上與本代表委任表格有關以 閣下名義登記之股份數目。如無填上登記之股份數目，則本代表委任表格將被視為與本公司所有以 閣下名義登記之股份有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席」字樣刪去，並在空欄填上 閣下擬委派之代表之姓名及地址。**對本代表委任表格的任何更改，均需本人簽字確認。**
4. **重要提示： 閣下如擬投票贊成任何決議案，請在有關決議案「贊成」欄內填上「√」號。 閣下如擬投票反對任何決議案，請在有關決議案「反對」欄內填上「√」號。**如無在其中一欄作出任何指示，則 閣下之代表有權自行酌情投票。除大會通告所載決議案外，閣下之代表亦有權就正式提呈大會之任何決議案自行酌情投票。
5. 本代表委任表格連同已簽署之授權書或其他授權文件或由公證人簽署證明之該等授權書或授權文件副本，最遲須於大會或任何續會舉行時間四十八小時前交回本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心1901－1905室，方為有效。
6. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，如股東為一有限公司，則代表委任表格必須蓋上公司印鑑或經由公司主管人員、授權代表或獲正式授權之其他人士親筆簽署。
7. 倘聯名持有人，本公司僅接納在股東名冊內排名首位之聯名持有人之投票（無論親身或委派代表），其他聯名持有人概無權投票。就此而言，排名先後乃按股東名冊就有關聯名持有股份所列之排名次序而定。
8. 受委任代表毋須為本公司之股東，但須親身出席大會代表 閣下。
9. 本代表委任表格填妥並交納後， 閣下仍可依願出席大會並於大會上投票。

* 僅供識別

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Special General Meeting or any adjournment thereof

I/We[1] ____ of

____ being

holder(s) of ________________________________[2] shares of US$0.01 each in the capital of Brilliance China Automotive Holdings Limited (the "Company"), HEREBY APPOINT the Chairman of the meeting[3] or ____

of ____

as my/our proxy to act for me/us at the Special General Meeting (or at any adjournment thereof) of the Company, to be held at the Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong on 28 June 2002 immediately after the closing of the annual general meeting to be held at 9:00 a.m. on the same date or any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions set out in the notice concerning the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

	For[4]	Against[4]
Ordinary Resolution No. 1 — THAT conditional on the listing committee of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the shares of US$0.01 each in the capital of the Company ("Shares") which may fall to be issued pursuant to the share option scheme (a copy of which is produced to the meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) ("New Share Option Scheme") and if applicable, the Bermuda Monetary Authority granting approval in respect of the granting of options to subscribe of new Shares under the New Share Option Scheme and the allotment and issue of new Shares upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme, the New Share Option Scheme be and is hereby approved and adopted by the Company and with effect from the date of the New Share Option Scheme becoming unconditional and coming into effect, the existing share option scheme of the Company which was adopted by the Company on 18 September 1999 be terminated therefrom; and/or further described in the notice of the Special General Meeting.		
Special Resolution No. 2 — THAT the Bye-Laws of the Company be amended in the manner described in the notice of the Special General Meeting.		

Signature[5] ________________________________ Dated ______________________ 2002

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" THE RELEVANT RESOLUTION.** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be delivered to the office of the share registrars of the Company in Hong Kong, Central Registration Hong Kong Limited, at Rooms 1901–1905, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(於百慕達註冊成立之有限公司)

股東特別大會(或其任何續會)適用之代表委任表格

本人／吾等(附註1) ______________________________

地址為 ______________________________

為華晨中國汽車控股有限公司(「本公司」)股本中每股面值0.01美元股份 ______________ (附註2)股之持有人，

茲委任大會主席(附註3)或 ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零二年六月二十八日(星期五)緊隨同日上午九時正股東週年大會(或其續會)結束後，假座香港灣仔港灣道一號君悅酒店舉行之股東特別大會(或其任何續會)結束後，並於該大會上代表本人／吾等以本人／吾等之名義按以下指示就下列所載決議案表決，倘無作出指示，則本人／吾等之代表可自行酌情投票表決。

	贊成(附註4)	**反對**(附註4)
第一號普通決議案 — **動議**有待香港聯合交易所有限公司上市委員會批准因行使根據購股權計劃而可予發行的本公司股本中每股面值0.01美元的股份(「股份」)上市及買賣(一份由大會主席簽署並註明為「甲」項的文本已提呈大會以資識別)(「新購股權計劃」)，及(倘適用)百慕達金融管理局批准根據新購股權計劃授出可認購新股份的購股權，以及因行使根據新購股權計劃可能授出的購股權所附有的認購權而配發及發行的新股份，本公司謹此批准及採納新購股權計劃，並由新購股權計劃成為無條件及生效之日起，本公司於一九九九年九月十八日按照股東特別大會通告所述方式採納的現有購股權計劃即告終止；及／或股東特別大會通告所述的其他事項。		
第二號特別決議案 — **動議**按照股東特別大會通告所述的方式，修訂本公司的公司細則。		

簽署(附註5) ______________ 日期：二零零二年 ________ 月 ________ 日

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上與本代表委任表格有關以　閣下名義登記之股份數目。如無填上登記之股份數目，則本代表委任表格將被視為與本公司所有以　閣下名義登記之股份有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席」等字樣刪去，並在空欄填上　閣下擬委派之代表之姓名及地址。**本代表委任表格上之任何更改，均須由簽署人簡簽示可。**
4. **重要提示：　閣下如擬投票贊成任何決議案，請在有關決議案「贊成」欄內填上「√」號。　閣下如擬投票反對任何決議案，請在有關決議案「反對」欄內填上「√」號。**如無在任何一欄作出任何指示，則　閣下之代表有權自行酌情投票。除大會通告所載決議案外，閣下之代表亦有權就正式提呈大會之任何決議案自行酌情投票。
5. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，如股東為一有限公司，則代表委任表格必須蓋上公司印鑑或經由公司主管人員、授權代表或獲正式授權之其他人士親筆簽署。
6. 本代表委任表格連同已簽署之授權書或其他授權文件或由公證人簽署證明之該等授權書或授權文件副本，最遲須於大會或任何續會舉行時間四十八小時前交回本公司在香港之股份過戶登記分處香港中央證券登記有限公司之辦事處，地址為香港皇后大道東183號合和中心1901－1905室，方為有效。
7. 倘屬聯名持有人，本公司僅接納在股東名冊內排名首位之聯名持有人之投票(無論親身或委派代表)，其他聯名持有人概無權投票。就此而言，排名先後乃按股東名冊就有關聯名持有股份所列之排名次序而定。
8. 閣下之代表毋須為本公司股東，但必須親身出席大會代表　閣下。
9. 填妥並交回本代表委任表格後，　閣下仍可按本身意願出席大會並於大會上投票。

* 僅供識別

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive
Holdings Limited

By: Xiaoan Wu
Name: Xiaoan Wu
Title: Executive Vice President and Chief Financial officer

Date: May 29, 2002